AMSURG

ANNUAL REPORT 2008

A M S U R G

AmSurg Centers

(Locations at December 31, 2008)


● Centers in operation
■ Centers under development

ALABAMA
Montgomery

ARIZONA
Glendale
Mesa
Peoria
Phoenix (3)
Sun City (3)
Yuma

ARKANSAS
El Dorado
Fayetteville
Rogers

CALIFORNIA
Arcadia
Burbank
Escondido
Glendale
Glendora
Greenbrae
Inglewood
La Jolla
Oakland
Pomona
Poway
Redding
San Diego
San Luis Obispo
Temecula
Templeton
Torrance (2)

COLORADO
Denver
Pueblo

CONNECTICUT
Bloomfield

DELAWARE
Dover
Lewes
Newark

FLORIDA
Altamonte Springs
Boca Raton
Cape Coral
Crystal River
Ft. Lauderdale
Ft. Myers (3)
Gainesville
Hialeah
Inverness
Kissimmee
Lakeland
Melbourne
Miami
Mount Dora
New Port Richey
Ocala (2)
Ocoee
Orlando (3)
Panama City
Rockledge
Sarasota (2)
Sebring
Tamarac
Tampa
West Palm Beach
Winter Haven

ILLINOIS
Lake Bluff

INDIANA
Evansville
Indianapolis
South Bend

KANSAS
Hutchinson
Overland Park
Shawnee
Topeka
Wichita

KENTUCKY
Crestview Hills
Louisville (2)
Paducah

LOUISIANA
Alexandria
Baton Rouge
Marrero
Metairie (2)
New Orleans

MARYLAND
Baltimore (2)
Bel Air
Chevy Chase
Glen Burnie
Laurel
Lutherville
Rockville (2)
Silver Spring (2)
Towson (2)
Waldorf
Westminster

MICHIGAN
Detroit
Port Huron
St. Clair Shores

MINNESOTA
Minneapolis (2)
St. Cloud

MISSOURI
Independence
Kansas City
Liberty
St. Louis

NEVADA
Las Vegas (2)
Reno

NEW JERSEY
Florham Park
Hanover
Lawrenceville
Oakhurst
Toms River
Voorhees
West Orange

NEW MEXICO
Santa Fe

NORTH CAROLINA
Cary
Durham
Greensboro (2)
Raleigh (2)

OHIO
Akron
Cincinnati
Dayton
Huber Height
Kettering
Lorain
Middletown
Sidney
Springboro
Toledo
Willoughby

OKLAHOMA
Oklahoma City
Tulsa (2)

OREGON
Salem

PENNSYLVANIA
Bala Cynwyd
Flourtown
Kingston
Lancaster
Malvern
Pottsville
Scranton
Seneca

SOUTH CAROLINA
Clemson
Columbia (2)
Greenville

TENNESSEE
Chattanooga
Columbia (2)
Goodlettsville
Kingsport
Knoxville (3)
Maryville
Memphis
Nashville

TEXAS
Abilene (2)
Beaumont
Bryan
Conroe
El Paso
Houston
McKinney
Mesquite
San Antonio (2)

UTAH
Salt Lake City
St. George

Washington, D.C.

WASHINGTON
Tacoma (4)

WISCONSIN
Milwaukee

WYOMING
Casper

There are centers under development at the following locations at December 31, 2008:
Miami, Florida
Blaine, Minnesota
Puyallup, Washington

About The Company

Company Profile

AmSurg Corp. acquires, develops and operates ambulatory surgery centers in partnership with physicians. Headquartered in Nashville, Tennessee, AmSurg operated 189 ambulatory surgery centers at December 31, 2008. By focusing on the delivery of high quality, low cost surgery services that create high patient and physician satisfaction, AmSurg Corp. creates value for the three constituencies involved in every surgical procedure: the patient, the physician and the payor.

Financial Highlights

	For the Years Ended December 31,	
	2008	2007
	(In thousands, except per share and center data)	
Consolidated Statement of Earnings Data:		
Revenue	**$ 600,655**	$ 518,311
Net earnings from continuing operations	**49,512**	41,766
Net earnings per share (diluted) from continuing operations	**$ 1.55**	$ 1.34
Weighted average number of shares and share equivalents outstanding (diluted)	**31,963**	31,102
Financial Position at Year End:		
Cash and cash equivalents	**$ 31,548**	$ 29,953
Working capital	**85,497**	83,792
Total assets	**905,879**	781,634
Long-term debt and other long-term obligations	**288,251**	232,223
Minority interest	**66,079**	62,006
Shareholders' equity	**460,429**	411,225
Center Data:		
Continuing centers at year end	**189**	169
Procedures performed during year	**1,110,563**	954,267


Revenues
(In millions)
$305.8
$365.2
$441.4
$518.3
$600.7
2004
2005
2006
2007
2008


Operating Cash Flow
(In millions)
$55.5
$63.4
$72.0
$79.4
$90.9
2004
2005
2006
2007
2008


Net Earnings Per Share (Diluted) From Continuing Operations
$1.01
$1.12
$1.17
$1.34
$1.55
2004
2005
2006
2007
2008

Fellow Shareholders:

We are pleased to report that AmSurg had a very solid and successful 2008. In achieving our financial guidance for the year, we again produced substantial growth in revenues and net earnings per share. Despite the pressures of a worsening economic environment and reduced Medicare reimbursement, we improved efficiency and defended our profit margins, which remained consistent with the previous year. While our center additions for 2008 exceeded the high end of our guidance, we continued to fund a significant majority of our capital expenditures through our strong cash flow from operations. As a result, we maintained our solid capital structure and ample liquidity, leaving us well positioned to pursue our growth objectives for 2009.


Procedures
Performed During Year
566,387
693,260
809,380
954,267
1,110,563
2004
2005
2006
2007
2008

Among these objectives, we expect to achieve further growth in net earnings per share, although at a lower rate of growth due to limited visibility about the impact of the economic downturn on our results and further reductions in Medicare reimbursement. For the longer term, however, we remain fully confident of AmSurg's continuing growth prospects based on the strong dynamics of our industry, our leading market position and the time-tested ability of our centers to provide the highest quality care and produce outstanding patient and physician satisfaction in the lowest priced modality for that care.

Steady Growth, Consistent Performance for 2008 – AmSurg's revenues for 2008 increased 16% to a record $600.7 million, primarily as a result of a 16% increase in procedures to 1.1 million. Net earnings from continuing operations rose 19% to $49.5 million, and net earnings from continuing operations per diluted share were $1.55, up 16% from 2007. As anticipated, our results for 2008 included a negative impact from the Medicare Deficit Reduction Act of 2005 of $0.05 per diluted share.

Our procedure growth for 2008 reflected both the addition of 20 new centers during the year, which brought total continuing centers in operation at year end to 189, and full-year operations for centers added in 2007. Our same-center revenues increased 3% for 2008, including a negative impact of approximately 100 basis points from the revised Medicare payment system, as a result of procedure growth within our same-center base. We offset the margin impact of reduced Medicare reimbursement, as well as supply price increases and fuel surcharges, primarily through a concentrated focus on expense management. This focus contributed to a 17% increase in EBITDA for 2008 to $112.8 million from $96.7 million for 2007. In addition, net earnings from continuing operations were 8.2% of revenues for 2008 compared with 8.1% for 2007.

The Company's cash flow from operations increased 15% for 2008 to $90.9 million, or 1.8 times net earnings from continuing operations. Our capital expenditures totaled $138.0 million, consisting of expenditures for acquisitions of $118.7 million, maintenance of $16.4 million and center development of $2.9 million. Even with the expenditures related to the significantly higher-than-expected number of center acquisitions, our leverage metrics at year-end were moderate and manageable. Our long-term debt to total capitalization was 37% at the end of 2008 compared with 35% at the end of 2007. Long-term debt to EBITDA for 2008 was 2.4 versus 2.3 for 2007.

Further Earnings Growth Expected for 2009 – We established our financial guidance for the current year in February 2009, with net earnings per diluted share for 2009 in a range of $1.64 to $1.67, which includes an additional negative $0.07 impact from the revised Medicare payment system. We also established guidance for 2009 revenues in a range of $650 million to $680 million. Our guidance recognizes the limited visibility we have as to the depth or duration of the economic downturn or its likely effect on our results of operations.

We expect to fund most of our planned capital expenditures for 2009 with cash flow from operations, which we anticipate will be in a range of $95 million to $100 million. At the end of 2008, we had additional liquidity of $31.5 million in cash and cash equivalents and approximately $50 million of capacity under our revolving credit facility, which matures in July 2011. We completed 2008 with five centers under letter of intent and have already acquired three of these centers, which were funded by cash flow from operations. We also had three centers under development at December 31, 2008, one of which is expected to open during 2009.

Favorable Industry Conditions Support Growth Prospects – In spite of the current challenges posed by the economic downturn, the ASC industry continues to demonstrate favorable long-term growth prospects. Having proven their ability to provide high quality care in a lower cost venue than alternatively available, ASCs now account for 60% to 70% of the surgical procedures performed in the U.S annually. In addition, improved surgical techniques, technology and anesthesiology continue to drive additional procedures to ASCs. At a time of national urgency over reducing health care costs, the increasing market share of ASCs strengthens the industry's ability to contribute even more meaningfully to the solution.

Demand for the types of lower risk, high volume surgical procedures performed by ASCs continues to grow, consistent with the demographics of an aging U.S. population. The primary procedures done by both our core GI and ophthalmology specialties are generally age-related. For instance, people enter the target market for colonoscopies when they turn 50, and we estimate that the size of this market is increasing at a rate of 2% to 3% each year. In addition, less than 50% of the current target market has had the procedure performed and the leading edge of the Baby Boom generation is now reaching an age at which they


Continuing Centers
At Year End
111
134
145
169
189
2004
2005
2006
2007
2008

should have the procedure repeated.

There is little industry activity to develop new ASCs, despite these favorable long-term trends in demand. The industry remains highly fragmented, with the five largest ASC companies operating less than 10% of total ASCs. We believe these industry dynamics are positive for AmSurg as the country's largest ASC company. Increasing demand and stable or falling capacity bodes well for our future utilization rates and for the prospects for de novo centers that we are still adding to meet the needs of specific partners in select markets. In addition, we expect high industry fragmentation to provide ample acquisition opportunities for the foreseeable future.

Major Initiatives Enhance Key Growth Strategies

In last year's annual report, we discussed a series of wide-ranging initiatives designed to strengthen our three primary growth strategies: (1) adding new centers through acquisition and development; (2) expanding same-center revenues; (3) and driving increased economies of scale and operating efficiencies. While the positive impact of certain of these initiatives was already evident in our results for 2008, we will continue to roll out others during 2009 and beyond. We remain confident that in aggregate they will significantly enhance our ability to leverage our position of market leadership and execute on our substantial long-term growth potential.

Adding New Centers through Acquisition and Development

Acquisitions: We have made tangible progress in our initiative to diversify beyond our traditional single-specialty, single-center focus. In the five quarters preceding December 31, 2008, we acquired six multi-specialty centers, which brought our total multi-specialty centers at the end of 2008 to 21. In addition, we have additional multi-specialty centers in our pipeline of potential center additions, as we work to increase our presence in this estimated market of $5 billion to $8 billion. In 2008, we also engaged in discussions with regional and national chains of single and multi-specialty centers, which prior to 2007 were not a primary focus. We are continuing these discussions, while adhering to our disciplined valuation methodologies.

De Novo Center Development: We are continuing to pursue the development of de novo centers and expect to develop one to three of these centers annually. The market for de novo development has slowed dramatically in the past two years as the vast majority of eligible physicians have now partnered in a center. We expect the next generation of new centers to be primarily related to the expansion of center networks in key markets in which larger groups of physicians have come together to better address industry challenges, including capital constraints, increasing demands for improved information technology, reimbursement, quality transparency and accreditation. We are committed to helping our physician partners respond to these issues and are facilitating the expansion of these groups.

Expanding Same-Center Revenues

New Clinical Technologies and Procedures: Driven largely by input from our physician partners, we have expanded our focus on identifying new devices, techniques and procedures that could be appropriate for integration into our centers. As these opportunities emerge, we believe our centers could represent a significant distribution channel, especially in gastroenterology, in which we own and operate approximately 15% of the country's Medicare certified GI ASCs, and in ophthalmology, in which we own and operate nearly 5% of the country's ophthalmology ASCs.

Vertically Integrated Healthcare Services: In response to the challenges of the current economic environment, our physician partners have expanded their focus to include new group consolidation, increased efficiencies in their core practices and the development of vertically integrated ancillary business opportunities. We seek to differentiate ourselves as a strategic resource to our physician partners through initiatives designed to support them in achieving their goals. We believe that as our physician partners' practices strengthen and grow so too will our same-center revenues.

AMSURG|WEB ADVANTAGE: One of our central initiatives to drive same-center revenues is the roll-out of a robust internet marketing strategy. We are now well underway with the execution of our AMSURG|WEB ADVANTAGE strategy, which is designed to promote our services through a new communication channel that will create a differentiated source of education and information for patients, families and physicians. We expect to have over 50% of our centers online by the end of 2009, with the remaining centers to follow in 2010.

AMSURG|PHYSICIAN CONNECTION: As an adjunct to our internet strategy, we are developing a virtual portal that, for the first time, will enable a real-time dialog between our physician partners, center directors and corporate personnel. AMSURG|PHYSICIAN CONNECTION is a customized application allowing our physician partners easy access to benchmarking data, strategic resources, virtual communities and content relevant to their specialties. This application will improve communication and collaboration, promote best practices and aggregate relevant content and resources for our physician partners.

Enhancing Quality – Improving Operations

AMSURG|INSIGHT: This primary IT initiative focuses on enhancing operating efficiency for both our physician partners and our operations. Specifically, in late 2007, we developed a strategic alliance with NextGen, a leading IT system provider, to design and deploy a consistent IT platform across our network of ASCs. This solution will enable us to migrate our centers away from diverse systems. Other advantages of this system include: 1) web-based access; 2) enhanced billing and accounting processes; 3) faster access to data; 4) reduced IT expense; and 5) simplicity of installation. We have begun initial implementation of this solution and plan to have a minimum of 20 centers installed by the end of 2009.

Quality Management Leadership: The development of improved quality management systems, tools and processes to serve our patients and physician partners is a priority. To that end, we have formed a Quality Committee responsible for the development of our quality management programs and services. We have appointed a new Corporate Vice President of Medical Affairs to lead this initiative.

Clinical Data Mining: AmSurg is a strong advocate for improving the comparative effectiveness and transparency of quality measurements for outpatient services. With over 1.1 million procedures performed in our centers annually, we are also well positioned to serve as a market leader in the development of technologies and processes to achieve this goal. Currently, we electronically collect a wealth of clinical data across a wide variety of clinical information systems. Our objective is to reduce the variation in systems and develop an electronic process to aggregate and mine the data. Through data mining, we expect to measure and benchmark quality performance for internal and external applications and to identify best practices that can then be pollinated across our center network. We also believe this data will help us address such questions as the age appropriateness of colorectal cancer screening and other preventive care procedures, risk levels across key demographics and best practices for clinical techniques.

New Group Purchasing Organization and Supply Cost Management Tools: Another significant initiative targets improved economies of scale and efficiency within the Company's operations through implementation of a new group purchasing program. We transitioned to a new GPO at the end of 2008 and also implemented a new software solution called AMSURG|SNAP to ensure GPO compliance with approved vendors. We expect these initiatives and increased management focus will produce an initial return in 2009. Longer-term, we expect improved purchasing power and greater control over supply costs to contribute to stronger cash flow and lower working capital requirements.

Restructuring: Our 2008 profit margins benefitted from the reorganization of our divisional infrastructure, which reduced the number of divisions to three from four. A key objective of the restructuring was to enhance the focus our divisional teams could bring to bear on specific surgical specialties. We now have two divisions focused entirely on our GI centers. Our third operating division is focused on our ophthalmology, orthopedic and multi-specialty centers. We continue to realize efficiencies at the corporate level because of this change to the divisional infrastructure and associated support departments.

Summary Conclusions

In my first year as President and CEO of AmSurg, I have closely observed – and developed a heightened appreciation for – the strengths of our business model, market position and performance. In meetings across the U.S., I have met with our physician partners and listened to their business concerns, practice goals and ideas about how AmSurg can play a more effective role as their strategic partner of choice. While our drive to create a truly physician-centric culture within AmSurg continues, I am also very appreciative of the strong reputation this Company has developed over the years for integrity and fairness.

We intend to build upon these relationships by enhancing our ability to provide our physician partners support, capabilities and resources that help them navigate the challenges ahead and that, in total, are simply not available elsewhere. This guiding commitment is based on our recognition that our prospects for achieving our long-term growth objectives are ultimately dependent on our physician partners accomplishing their goals.

We thank our physician partners for their skill and dedication. Their hard work, supported by our employees, is evident in achieving a milestone of over one million procedures for 2008. We also thank you, our fellow shareholders, for your investment in AmSurg during this period of financial market turmoil. We are confident of AmSurg's long-term growth potential. We are also confident that in executing toward that potential we will produce additional long-term shareholder value.

Sincerely,

Christopher A. Holden
President and Chief Executive Officer

Selected Financial Data

	Year Ended December 31,				
	2008	2007	2006	2005	2004
	(Dollars in thousands, except per share data)				
Consolidated Statement of Earnings Data:					
Revenues	$600,655	$518,311	$441,438	$365,227	$305,810
Operating expenses	390,192	337,240	286,522	231,092	188,795
Operating income	210,463	181,071	154,196	134,135	117,015
Minority interest	118,550	103,153	89,530	74,768	64,403
Interest and other expenses	9,938	9,568	7,386	3,897	1,834
Earnings from continuing operations before income taxes	81,975	68,350	58,000	55,470	50,778
Income tax expense	32,463	26,584	22,521	21,743	20,091
Net earnings from continuing operations	49,512	41,766	35,479	33,727	30,687
(Loss) earnings from operations of discontinued interests in surgery centers, net of income tax	(8)	2,079	2,723	2,410	3,421
(Loss) gain on disposal of discontinued interests in surgery centers, net of income tax	(2,458)	330	(463)	(986)	5,598
Net earnings	$ 47,046	$ 44,175	$ 37,739	$ 35,151	$ 39,706
Basic earnings per common share:					
Net earnings from continuing operations	$ 1.57	$ 1.36	$ 1.19	$ 1.14	$ 1.03
Net earnings	$ 1.49	$ 1.44	$ 1.27	$ 1.19	$ 1.33
Diluted earnings per common share:					
Net earnings from continuing operations	$ 1.55	$ 1.34	$ 1.17	$ 1.12	$ 1.01
Net earnings	$ 1.47	$ 1.42	$ 1.24	$ 1.17	$ 1.30
Weighted average number of shares and share equivalents outstanding (in thousands):					
Basic	31,503	30,619	29,822	29,573	29,895
Diluted	31,963	31,102	30,398	30,147	30,507
Operating and Other Financial Data:					
Continuing centers at end of year	189	169	145	134	111
Procedures performed during year	1,110,563	954,267	809,380	693,260	566,387
Same-center revenue increase	3%	4%	5%	3%	4%
Cash flows provided by operating activities	$ 90,927	$ 79,371	$ 72,021	$ 63,421	$ 55,452
Cash flows used in investing activities	(131,780)	(179,368)	(71,794)	(83,308)	(61,660)
Cash flows provided by (used in) financing activities	42,448	109,867	(640)	25,391	6,942

	At December 31,				
	2008	2007	2006	2005	2004
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 31,548	$ 29,953	$ 20,083	$ 20,496	$ 14,992
Working capital	85,497	83,792	66,591	61,072	56,302
Total assets	905,879	781,634	590,032	527,816	425,155
Long-term debt and other long-term liabilities	288,251	232,223	127,821	125,712	88,160
Minority interest	66,079	62,006	52,341	47,271	39,710
Shareholders' equity	460,429	411,225	343,108	294,618	254,149

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This report contains certain forward-looking statements (all statements other than statements with respect to historical fact) within the meaning of the federal securities laws, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve known and unknown risks and uncertainties including, without limitation, those described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and listed below, some of which are beyond our control. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate. Therefore, there can be no assurance that the forward-looking statements included in this report will prove to be accurate. Actual results could differ materially and adversely from those contemplated by any forward-looking statement. In light of the significant risks and uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. We undertake no obligation to publicly release any revisions to any forward-looking statements in this discussion to reflect events and circumstances occurring after the date hereof or to reflect unanticipated events.

Forward-looking statements and our liquidity, financial condition and results of operations may be affected by the following or by other unknown risks and uncertainties:

- adverse impacts on our business associated with current and future economic conditions;
- the risk that payments from third-party payors, including government healthcare programs, may decrease or not increase as costs increase;
- adverse developments affecting the medical practices of our physician partners;
- our ability to maintain favorable relations with our physician partners;
- our ability to acquire and develop additional surgery centers on favorable terms;
- our ability to grow revenues at our existing centers;
- our ability to manage the growth in our business;
- our ability to obtain sufficient capital resources to complete acquisitions and develop new surgery centers;
- our ability to compete for physician partners, managed care contracts, patients and strategic relationships;
- adverse weather and other factors beyond our control that may affect our surgery centers;
- our failure to comply with applicable laws and regulations;
- changes in legislation, regulations or regulatory interpretations that may negatively affect us;
- the risk of becoming subject to federal and state investigation;
- regulatory changes that may obligate us to buy out the ownership interests of physicians who are minority owners of our surgery centers;
- potential liabilities associated with our status as a general partner of limited partnerships;
- liabilities for claims brought against our facilities;
- our legal responsibility to minority owners of our surgery centers, which may conflict with our interests and prevent us from acting solely in our best interests;
- potential write-offs of the impaired portion of intangible assets; and
- potential liabilities relating to the tax deductibility of goodwill.

Overview

We develop, acquire and operate ambulatory surgery centers, or ASCs, in partnership with physicians. As of December 31, 2008, we owned a majority interest (51% or greater) in 189 surgery centers. We acquired a majority interest in two additional ASCs effective January 1, 2009. See "– Liquidity and Capital Resources." The following table presents the changes in the number of surgery centers in operation, under development and under letter of intent for the years ended December 31, 2008, 2007 and 2006. A center is deemed to be under development when a limited partnership or limited liability company has been formed with the physician partners to develop the center.

Management's Discussion and Analysis of Financial Condition and Results of Operations – (continued)

	2008	2007	2006
Centers in operation, beginning of the year	176	156	149
New center acquisitions placed in operation	19	21	8
New development centers placed in operation	1	3	3
Centers disposed	(6)	(4)	(4)
Centers held for sale	(1)	–	–
Centers in operation, end of the year	189	176	156
Centers under development, end of the year	3	2	5
Development centers awaiting regulatory approval, end of year	–	1	–
Average number of continuing centers in operation, during year	175	164	146
Centers under letter of intent, end of year	5	4	10

Of the continuing surgery centers in operation at December 31, 2008, 132 centers performed gastrointestinal endoscopy procedures, 36 centers performed ophthalmology surgery procedures, 15 centers performed procedures in multiple specialties and six centers performed orthopaedic procedures. We intend to expand primarily through the acquisition and development of additional ASCs in targeted surgical specialties and through future same-center growth. Our growth targets for 2009 include the acquisition or development of 13 to 16 surgery centers (including three surgery centers acquired during the first two months of 2009). We have reduced our same-center revenue growth target for 2009 from our recent historical averages of 3% to 5% to approximately zero percent due to the economic outlook in 2009, which we believe will result in reduced patient visits and thus surgical procedures.

While we generally own 51% of the entities that own the surgery centers, our consolidated statements of earnings include 100% of the results of operations of the entities, reduced by the minority partners' share of the net earnings or loss of the surgery center entities. The minority ownership interest in each limited partnership or limited liability company is generally held directly or indirectly by physicians who perform procedures at the center.

Sources of Revenues

Substantially all of our revenues are derived from facility fees charged for surgical procedures performed in our surgery centers. This fee varies depending on the procedure, but usually includes all charges for operating room usage, special equipment usage, supplies, recovery room usage, nursing staff and medications and, in limited instances, billing for anesthesia services. Facility fees do not include the charges of the patient's surgeon, anesthesiologist or other attending physicians, which are billed directly by the physicians. Our revenues are recorded net of estimated contractual adjustments from third-party medical service payors.

ASCs depend upon third-party reimbursement programs, including governmental and private insurance programs, to pay for services rendered to patients. The amount of payment a surgery center receives for its services may be adversely affected by market and cost factors as well as other factors over which we have no control, including changes to the Medicare and Medicaid payment systems and the cost containment and utilization decisions of third-party payors. We derived approximately 34%, 34% and 35% of our revenues in the years ended December 31, 2008, 2007 and 2006, respectively, from governmental healthcare programs, primarily Medicare, and the remainder from a wide mix of commercial payors and patient co-pays and deductibles. The Medicare program currently pays ASCs in accordance with predetermined fee schedules.

On February 8, 2006, President Bush signed into law DEFRA, which includes a provision that beginning in 2007 limits Medicare reimbursement for certain procedures performed at ASCs to the amounts paid to hospital outpatient departments under the Medicare hospital outpatient department fee schedule for those procedures. This act negatively impacted the reimbursement of after-cataract laser surgery procedures performed at our ophthalmology centers, the result of which was an approximate $0.03 reduction in our net earnings per diluted share for the 2007 fiscal year.

Management's Discussion and Analysis of Financial Condition and Results of Operations – (continued)

Effective January 1, 2008, CMS revised the payment system for services provided in ASCs. The key points of the revised payment system as it relates to us are:

- ASCs are paid based upon a percentage of the payments to hospital outpatient departments pursuant to the hospital outpatient prospective payment system;
- a scheduled phase in of the revised rates over four years, beginning January 1, 2008; and
- planned annual increases in the ASC rates beginning in 2010 based on the consumer price index.

The revised payment system has resulted in a significant reduction in the reimbursement rates for gastroenterology procedures, which comprise approximately 75% of the procedures performed by our surgery centers, and certain ophthalmology and pain procedures. We estimate that our net earnings per share were negatively impacted by $0.05 in 2008 by the revised payment system. In November 2008, CMS announced final reimbursement rates for 2009 under the revised payment system. Based upon our current procedure mix, payor mix and volume, we believe the 2009 payment rates will reduce our net earnings per diluted share in 2009 by approximately $0.07 as compared to 2008 and that our diluted earnings per share in each of 2010 and 2011 will be reduced by an incremental $0.07 as compared to the prior year as a result of the scheduled reduction in rates in those years. Beginning in 2010, reimbursement rates for our ASCs should be increased annually based on increases in the CPI. There can be no assurance, however, that CMS will not further revise the payment system to reduce or eliminate these annual increases, or that any annual CPI increases will be material. Any increase in reimbursement rates as a result of CPI adjustments will partially offset the scheduled payment reductions in 2010 and 2011.

CMS is increasing its administrative audit efforts through the nationwide expansion of the recovery audit contractor ("RAC") program. RACs are private contractors that conduct post-payment reviews of providers and suppliers that bill Medicare to detect and correct improper payments for services. We could incur costs associated with appealing any alleged overpayments and be required to repay any alleged overpayments identified by these or other administrative audits.

We expect value-based purchasing programs, including programs that condition reimbursement on patient outcome measures, to become more common and to involve a higher percentage of reimbursement amounts. Effective January 15, 2009, CMS promulgated three national coverage determinations that prevent Medicare from paying for certain serious, preventable medical errors performed in any healthcare facility, such as surgery performed on the wrong patient. Several commercial payors also do not reimburse providers for certain preventable adverse events. In addition, a 2006 federal law authorizes CMS to require ASCs to submit data on certain quality measures. ASCs that fail to submit the required data would face a two percentage point reduction in their annual reimbursement rate increase. CMS has not yet implemented the quality measure reporting requirement but has announced that it expects to do so in a future rulemaking.

In addition to payment from governmental programs, ASCs derive a significant portion of their revenues from private healthcare insurance plans. These plans include both standard indemnity insurance programs as well as managed care programs, such as PPOs and HMOs.

Critical Accounting Policies

Our accounting policies are described in note 1 of our consolidated financial statements. We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. We consider the following policies to be most critical in understanding the judgments that are involved in preparing our financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows.

Principles of Consolidation. The consolidated financial statements include the accounts of AmSurg and our subsidiaries and the majority owned limited partnerships and limited liability companies in which our wholly owned subsidiaries are the general partner or majority member. Consolidation of such limited partnerships and limited liability companies is necessary, as our wholly owned subsidiaries have 51% or more of the financial interest of each entity, are the general partner or majority member with all the duties, rights and responsibilities thereof, are responsible for the day-to-day management of the limited partnership or limited liability company and have control of the entity. The responsibilities of our minority partners are to supervise the delivery of medical services, with their rights being restricted to those that protect their financial interests, such as approval of the acquisition of significant assets or the incurrence of debt that they are required to guarantee on a pro rata basis based upon their respective ownership interests. Intercompany profits, transactions and balances have been eliminated.

Surgery center profits are allocated to our minority partners in proportion to their individual ownership percentages and reflected in the aggregate as minority interest. The minority partners of our surgery center limited partnerships and limited liability companies typically are organized as general partnerships, limited partnerships or limited liability companies that are not subject to federal income tax. Each minority partner shares in the pre-tax earnings of the surgery center in which it holds minority ownership. Accordingly, the minority interest in each of our limited partnerships and limited liability companies is determined on a pre-tax basis and presented before earnings before income taxes in order to present that amount of earnings on which we must determine our tax expense. In addition, distributions from our limited partnerships and limited liability companies are made both to our subsidiary general partners and majority members and to our minority partners on a pre-tax basis.

As described above, we are a holding company and our ability to service corporate debt is dependent upon distributions from our limited partnerships and limited liability companies. Positive operating cash flows of individual centers are the sole source of cash used to make distributions to our subsidiary general partners and majority members as well as to our minority partners, which we are obligated to make on a monthly basis in accordance with each limited partnership's and limited liability company's partnership or operating agreement. Accordingly, distributions to our minority partners are included in our financial statements as a component of our cash flows from operating activities.

We operate in one reportable business segment, the ownership and operation of ASCs.

Revenue Recognition. Center revenues consist of billing for the use of the centers' facilities, or facility fees, directly to the patient or third-party payor, and in limited instances, billing for anesthesia services. Such revenues are recognized when the related surgical procedures are performed. Revenues exclude any amounts billed for physicians' surgical services, which are billed separately by the physicians to the patient or third-party payor.

Allowance for Contractual Adjustments and Bad Debt Expense. Our revenues are recorded net of estimated contractual adjustments from third-party medical service payors, which we estimate based on historical trends of the surgery centers' cash collections and contractual write-offs, accounts receivable agings, established fee schedules, contracts with payors and procedure statistics. In addition, we must estimate allowances for bad debt expense using similar information and analysis. These estimates are recorded and monitored monthly for each of our surgery centers as additional revenue is recognized. Our ability to accurately estimate contractual adjustments is dependent upon and supported by the fact that our surgery centers perform and bill for limited types of procedures, that the range of reimbursement for those procedures within each surgery center specialty is very narrow and that payments are typically received within 15 to 45 days of billing. In addition, our surgery centers are not required to file cost reports, and therefore, we have no risk of unsettled amounts from third-party payors. These estimates are not, however, established from billing system-generated contractual adjustments based on fee schedules for the patient's insurance plan for each patient encounter. While we believe that our allowances for contractual adjustments and bad debt expense are adequate, if the actual contractual adjustments and write-offs are in excess of our estimates, our results of operations may be overstated. During the years ended December 31, 2008, 2007 and 2006, we had no significant adjustments to our allowances for contractual adjustments and bad debt expense related to prior periods. At December 31, 2008 and 2007, net accounts receivable reflected allowances for contractual adjustments of $95.1 million and $79.9 million, respectively, and allowances for bad debt expense of $11.8 million and $8.3 million, respectively. The increase in our contractual allowance and allowances for bad debt expense is primarily related to allowances established for new centers acquired during 2008. At December 31, 2008 and 2007, we had 38 days outstanding reflected in our gross accounts receivable.

Purchase Price Allocation. We allocate the respective purchase price of our acquisitions in accordance with Statement of Financial Accounting Standards, or SFAS, No. 141, *"Business Combinations."* The allocation of purchase price involves first determining the fair value of net tangible and identifiable intangible assets acquired.

Management's Discussion and Analysis of Financial Condition and Results of Operations – (continued)

Secondly, the excess amount of purchase price is to be allocated to unidentifiable intangible assets (goodwill). A significant portion of each surgery center's purchase price historically has been allocated to goodwill due to the nature of the businesses acquired, the pricing and structure of our acquisitions and the absence of other factors indicating any significant value that could be attributable to separately identifiable intangible assets.

Goodwill. We apply the provisions of SFAS No. 142, *"Goodwill and Other Intangible Assets,"* which require that goodwill be evaluated for impairment at least on an annual basis. Impairment of carrying value will be evaluated more frequently if certain indicators are encountered. SFAS No. 142 requires that goodwill be tested at the reporting unit level, defined as an operating segment or one level below an operating segment (referred to as a component), with the fair value of the reporting unit being compared to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired. We have determined that we have one operating, as well as one reportable, segment. For impairment testing purposes, our centers each qualify as components of that operating segment. Because they have similar economic characteristics, they are aggregated and deemed a single reporting unit. We completed our annual impairment test as required by SFAS No. 142 as of December 31, 2008, and have determined that it is not necessary to recognize impairment in our goodwill.

Results of Operations

Our revenues are directly related to the number of procedures performed at our surgery centers. Our overall growth in procedure volume is impacted directly by the increase in the number of surgery centers in operation and the growth in procedure volume at existing centers. We increase our number of surgery centers through both acquisitions and developments. Procedure growth at any existing center may result from additional contracts entered into with third-party payors, increased market share of our physician partners, additional physicians utilizing the center and/or scheduling and operating efficiencies gained at the surgery center. A significant measurement of how much our revenues grow from year to year for existing centers is our same-center revenue percentage. We define our same-center group each year as those centers that contain full year-to-date operations in both comparable reporting periods, including the expansion of the number of operating centers associated with a limited partnership or limited liability company. Our 2008 same-center group, comprised of 154 centers, had revenue growth of 3%. Our same-center group in 2009 will be comprised of 173 centers, which constitutes approximately 90% of our total number of centers. We expect our same-center revenue growth to be flat in 2009. We have reduced our same-center revenue growth target for 2009 from our recent historical averages of 3% to 5% due to the economic outlook in 2009, which we believe will result in reduced patient visits and thus surgical procedures.

Expenses directly and indirectly related to procedures performed at our surgery centers include clinical and administrative salaries and benefits, supply cost and other operating expenses such as linen cost, repair and maintenance of equipment, billing fees and bad debt expense. The majority of our corporate salary and benefits cost is associated directly with the number of centers we own and manage and tends to grow in proportion to the growth of our centers in operation. Our centers and corporate offices also incur costs that are more fixed in nature, such as lease expense, legal fees, property taxes, utilities and depreciation and amortization.

Surgery center profits are allocated to our minority partners in proportion to their individual ownership percentages and reflected in the aggregate as minority interest. The minority partners of our surgery center limited partnerships and limited liability companies typically are organized as general partnerships, limited partnerships or limited liability companies that are not subject to federal income tax. Each minority partner shares in the pre-tax earnings of the surgery center of which it is a minority partner. Accordingly, the minority interest in each of our surgery center limited partnerships and limited liability companies is determined on a pre-tax basis and presented before earnings before income taxes in order to present that amount of earnings on which we must determine our tax expense.

Our interest expense results primarily from our borrowings used to fund acquisition and development activity, as well as interest incurred on capital leases.

We file a consolidated federal income tax return and numerous state income tax returns with varying tax rates. Our income tax expense reflects the blending of these rates.

Management's Discussion and Analysis of Financial Condition and Results of Operations – (continued)

The following table shows certain statement of earnings items expressed as a percentage of revenues for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
Revenues	100.0%	100.0%	100.0%
Operating expenses:			
Salaries and benefits	28.9	29.4	29.9
Supply cost	11.8	11.6	11.6
Other operating expenses	20.8	20.5	19.7
Depreciation and amortization	3.5	3.6	3.7
Total operating expenses	65.0	65.1	64.9
Operating income	35.0	34.9	35.1
Minority interest	19.7	19.9	20.3
Interest expense, net of interest income	1.7	1.8	1.7
Earnings from continuing operations before income taxes	13.6	13.2	13.1
Income tax expense	5.4	5.1	5.1
Net earnings from continuing operations	8.2	8.1	8.0
Discontinued operations:			
Earnings from operations of discontinued interests in surgery centers, net of income tax	–	0.4	0.6
Loss on sale of discontinued interests in surgery centers, net of income tax	(0.4)	–	(0.1)
Net (loss) earnings from discontinued operations	(0.4)	0.4	0.5
Net earnings	7.8%	8.5%	8.5%

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues increased $82.3 million, or 16%, to $600.7 million in 2008 from $518.3 million in 2007. Our 2008 revenues were negatively impacted by approximately $5.0 million due to revisions in the Medicare payment system implemented by CMS in January 2008 (see "– Sources of Revenues"). Our procedures increased by 156,296, or 16%, to 1,110,563 in 2008 from 954,267 in 2007. The additional revenues resulted primarily from:

- centers acquired or opened in 2007, which contributed $53.5 million of additional revenues due to having a full period of operations in 2008;
- centers acquired or opened in 2008, which generated $15.0 million in revenues; and
- $13.8 million of revenue growth recognized by our 2008 same-center group primarily as a result of procedure growth.

Staff at newly acquired and developed centers, as well as the additional staffing required at existing centers due to increased volume, resulted in an 18% increase in salaries and benefits at our surgery centers in 2008. We experienced a 4% decrease in salaries and benefits at our corporate offices during 2008 over 2007. The decrease in corporate office salaries and benefits was primarily due to an investment loss associated with the company's supplemental retirement plan, which offsets salaries and benefits expense because it is a loss that is attributed to the participants' self-directed investments. Salaries and benefits increased in total by 14% to $173.6 million in 2008 from $152.3 million in 2007. Salaries and benefits as a percentage of revenues decreased in 2008 compared to 2007 due in part to a change from incremental, annual vesting of stock-based awards in five installments to cliff vesting of stock-based awards four years following the date of grant beginning with grants made during 2007.

Management's Discussion and Analysis of Financial Condition and Results of Operations – (continued)

Supply cost was $70.7 million in 2008, an increase of $10.7 million, or 18%, over supply cost in 2007. This increase was primarily the result of additional procedure volume and a 1% increase in our average supply cost per procedure.

Other operating expenses increased $18.8 million, or 18%, to $125.1 million in 2008 from $106.2 million in 2007. The additional expense in the 2008 period resulted primarily from:

- centers acquired or opened during 2007, which resulted in an increase of $9.2 million in other operating expenses;
- an increase of $4.1 million in other operating expenses at our 2008 same-center group resulting primarily from additional procedure volume and general inflationary cost increases; and
- centers acquired or opened during 2008, which resulted in an increase of $2.8 million in other operating expenses.

Depreciation and amortization expense increased $2.1 million, or 11%, in 2008 from 2007, primarily as a result of centers acquired since 2007 and newly developed surgery centers in operation, which have an initially higher level of depreciation expense due to their construction costs.

We anticipate further increases in operating expenses in 2009, primarily due to additional acquired centers and an additional start-up center expected to be placed in operation. Typically, a start-up center will incur start-up losses while under development and during its initial months of operation and will experience lower revenues and operating margins than an established center. This typically continues until the case load at the center grows to a more normal operating level, which generally is expected to occur within 12 months after the center opens. At December 31, 2008, we had three centers under development and two centers that had been open for less than one year.

Minority interest in earnings from continuing operations before income taxes in 2008 increased $15.4 million, or 15%, from 2007, primarily as a result of minority partners' interest in earnings at surgery centers recently added to operations. As a percentage of revenues, minority interest decreased to 19.7% in 2008 from 19.9% in 2007, as a result of our minority partners sharing in reduced center profit margins caused by lower same-center revenue growth.

Interest expense increased $370,000 in 2008, or 4%, from 2007, primarily due to additional long-term debt outstanding during 2008 resulting from our acquisition activities, net of lower interest expense as a result of a reduced average interest rate experienced during 2008. See "– Liquidity and Capital Resources."

We recognized income tax expense from continuing operations of $32.5 million in 2008 compared to $26.6 million in 2007. Our effective tax rate in 2008 and 2007 was 39.6% and 38.9%, respectively, of earnings from continuing operations before income taxes, and differed from the federal statutory income tax rate of 35.0%, primarily due to the impact of state income taxes. Effective January 1, 2007, we adopted Financial Accounting Standards Board Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes – an interpretation of SFAS No. 109*", or FIN No. 48, and recorded a cumulative reduction to beginning retained earnings of $634,000. In addition, during 2008 and 2007, we incurred additional income tax expense of $1,289,000, including $1,232,000 in discontinued operations, and $224,000, respectively, related to FIN No. 48 and recognized an additional tax benefit of approximately $400,000 in 2007 associated with the recognition of a capital loss carryforward. During 2009, we anticipate that our effective tax rate will be approximately 39.5% of earnings from continuing operations before income taxes. Because we deduct goodwill amortization for tax purposes only, our deferred tax liability continues to increase, which would only be due in part or in whole upon the disposition of a portion or all of our surgery centers.

During 2008, we sold our interests in three surgery centers, closed three surgery centers and classified a surgery center as held for sale following management's assessment of limited growth opportunities at these centers. In 2007, we sold our interests in three surgery centers and closed a surgery center. These centers' results of operations and gains and losses associated with their dispositions have been classified as discontinued operations in all periods presented. We recognized an after tax loss for the disposition of discontinued interests in surgery centers of $2.5

million during 2008 and an after tax gain for the disposition of discontinued interests in surgery centers of $330,000 in 2007. The net loss derived from the operations of the discontinued surgery centers was $8,000 for 2008 and the net earnings from the operations of the discontinued surgery centers for 2007 was $2.1 million.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues increased $76.9 million, or 17%, to $518.3 million in 2007 from $441.4 million in 2006. Our 2007 revenues were impacted by an approximately $3.0 million reduction in revenue due to the Medicare reimbursement cuts stemming from DEFRA (see "– Sources of Revenues"). Our procedures increased by 144,887, or 17%, to 954,267 in 2007 from 809,380 in 2006. The additional revenues resulted primarily from:

- centers acquired or opened in 2007, which generated $40.8 million in revenues;
- $19.4 million of revenue growth recognized by our 2007 same-center group primarily as a result of procedure growth; and
- centers acquired or opened in 2006, which contributed $14.8 million of additional revenues due to having a full period of operations in 2007.

Staff at newly acquired and developed centers, as well as the additional staffing required at existing centers due to increased volume, resulted in an 18% increase in salaries and benefits at our surgery centers in 2007. We experienced a 2% increase in salaries and benefits at our corporate offices during 2007 over 2006. The increase in corporate office salaries and benefits was primarily due to additional corporate staff needed to manage our additional centers in operation during 2007, net of lower bonus expense in 2007 versus 2006. Salaries and benefits increased in total by 15% to $152.3 million in 2007 from $131.9 million in 2006. Salaries and benefits as a percentage of revenues decreased in 2007 compared to 2006 due in part to a change from incremental, annual vesting of stock-based awards in five installments to cliff vesting of stock-based awards four years following the date of grant.

Supply cost was $59.9 million in 2007, an increase of $8.7 million, or 17%, over supply cost in 2006. This increase was primarily the result of additional procedure volume. Our average supply cost per procedure in 2007 was consistent with that experienced in 2006.

Other operating expenses increased $19.0 million, or 22%, to $106.2 million in 2007 from $87.2 million in 2006. The additional expense in the 2007 period resulted primarily from:

- centers acquired or opened during 2007, which resulted in an increase of $7.5 million in other operating expenses;
- an increase of $7.0 million in other operating expenses at our 2007 same-center group resulting primarily from additional procedure volume, general inflationary cost increases, and a $1.3 million impairment charge and property loss incurred at a center that will be relocating its facility during 2008; and
- centers acquired or opened during 2006, which resulted in an increase of $2.2 million in other operating expenses.

Depreciation and amortization expense increased $2.6 million, or 16%, in 2007 from 2006, primarily as a result of centers acquired since 2006 and newly developed surgery centers in operation, which have an initially higher level of depreciation expense due to their construction costs.

Minority interest in earnings from continuing operations before income taxes in 2007 increased $13.6 million, or 15%, from 2006, primarily as a result of minority partners' interest in earnings at surgery centers recently added to operations. As a percentage of revenues, minority interest decreased to 19.9% in 2007 from 20.3% in 2006, as a result of our minority partners sharing in reduced center profit margins caused by lower same-center revenue growth.

Interest expense increased $2.2 million in 2007, or 30%, from 2006, primarily due to additional long-term debt outstanding during 2007 resulting from our acquisition activities. See "– Liquidity and Capital Resources."

We recognized income tax expense from continuing operations of $26.6 million in 2007 compared to $22.5 million in 2006. Our effective tax rate in 2007 and 2006 was 38.9% and 38.8%, respectively, of earnings from continuing operations before income taxes, and differed from the federal statutory income tax rate of 35.0%, primarily due to the impact of state income taxes. Effective January 1, 2007, we adopted FIN No. 48, and recorded a cumulative reduction to beginning retained earnings of $634,000. In addition, during 2007, we incurred additional income tax expense of $224,000 related to FIN No. 48 and recognized an additional tax benefit of approximately $400,000 in 2007 associated with the recognition of a capital loss carryforward.

During 2007, we sold our interests in three surgery centers and closed a surgery center, following management's assessment of limited growth opportunities at these centers. In 2006, we sold our interests in four surgery centers. These centers' results of operations and gains and losses associated with their dispositions have been classified as discontinued operations in all periods presented. We recognized an after tax gain for the disposition of discontinued interests in surgery centers of $330,000 during 2007 and an after tax loss for the disposition of discontinued interests in surgery centers of $463,000 for 2006. The net earnings derived from the operations of the discontinued surgery centers were $2,079,000 and $2,723,000 during 2007 and 2006, respectively.

Liquidity and Capital Resources

At December 31, 2008, we had working capital of $85.5 million compared to $83.8 million at December 31, 2007. Operating activities for 2008 generated $90.9 million in cash flow from operations compared to $79.4 million in 2007. The increase in operating cash flow activity resulted primarily from higher net earnings in 2008 and additional deferred tax savings primarily due to increased goodwill amortization for tax purposes. Cash and cash equivalents at December 31, 2008 and 2007 were $31.5 million and $30.0 million, respectively.

The principal source of our operating cash flow is the collection of accounts receivable from governmental payors, commercial payors and individuals. Each of our surgery centers bills for services as performed, either electronically or in paper form, usually within several days following the procedure. Generally, unpaid amounts that are 30 days past due are rebilled based on a standard set of procedures. If amounts remain uncollected after 60 days, our surgery centers proceed with a series of late-notice notifications until amounts are either collected, contractually written off in accordance with contracted rates or determined to be uncollectible, typically after 90 to 120 days. Receivables determined to be uncollectible are written off and such amounts are applied to our estimate of allowance for bad debts as previously established in accordance with our policy for allowance for bad debt expense (see " – Critical Accounting Policies - *Allowance for Contractual Adjustments and Bad Debt Expense*"). The amount of actual write-offs of account balances for each of our surgery centers is continuously compared to established allowances for bad debt to ensure that such allowances are adequate. At December 31, 2008 and 2007, our accounts receivable represented 38 days of revenue outstanding.

During 2008, we had total capital expenditures of $138.0 million, which included:

- $118.7 million for acquisitions of interests in ASCs;
- $16.4 million for new or replacement property at existing surgery centers, including $970,000 in new capital leases; and
- $2.9 million for surgery centers under development.

Our cash flow from operations was approximately 66% of our cash payments for capital expenditures, and we received approximately $582,000 from capital contributions of our minority partners to fund their proportionate share of development activity. Borrowings under long-term debt were used to fund the remaining portion of our obligations. At December 31, 2008, we had unfunded construction and equipment purchase commitments for centers under development or under renovation of approximately $1.2 million, which we intend to fund through additional borrowings of long-term debt, operating cash flow and capital contributions by minority partners.

Management's Discussion and Analysis of Financial Condition and Results of Operations – (continued)

During 2008, we received approximately $3.8 million in cash and a secured note for $885,000 from the sale of our interests in four surgery centers. During 2008, notes receivable decreased by $1.5 million, primarily due to payments on a note receivable related to the sale of a surgery center in 2004. This note is secured by a pledge of a 51% ownership interest in the center, is guaranteed by the physician partners at the center and is due in installments through July 2009. The balance of this note at December 31, 2008 was $1.7 million.

During 2008, we had net borrowings on long-term debt of $43.0 million, and at December 31, 2008, we had $249.0 million outstanding under our revolving credit facility. Pursuant to our credit facility, we may borrow up to $300.0 million to, among other things, finance our acquisition and development projects and any future stock repurchase programs at a rate equal to, at our option, the prime rate, LIBOR plus 0.50% to 1.50% or a combination thereof. The loan agreement provides for a fee of 0.15% to 0.30% of unused commitments, prohibits the payment of dividends and contains covenants relating to the ratio of debt to net worth, operating performance and minimum net worth. We were in compliance with all covenants at December 31, 2008. Borrowings under the revolving credit facility are due in July 2011 and are secured primarily by a pledge of the stock of our subsidiaries that serve as the general partners of our limited partnerships and our partnership and membership interests in the limited partnerships and limited liability companies. We incurred approximately $41,000 in deferred financing fees during 2008, primarily associated with an amendment to our credit facility in October 2007.

During 2008, we received approximately $10.0 million from the exercise of options and the issuance of common stock under our employee stock option plans. The tax benefit received from the exercise of those options was approximately $1.4 million. During September 2008, our board of directors approved a $25.0 million stock repurchase program, the primary intent of which is to mitigate the dilutive effect of shares issued pursuant to our stock incentive plans. During the three months ended December 31, 2008, we repurchased 517,000 shares of common stock for $12.4 million at an average price of $24 per share. See "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities."

Subsequent to December 31, 2008, through one wholly owned subsidiary and in three separate transactions, we acquired majority interests in three surgery centers for an aggregate purchase price of approximately $16.5 million, which was funded by borrowings under our credit facility.

The following schedule summarizes all of our contractual obligations by period as of December 31, 2008 (in thousands):

	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt, including interest (1)	$269,180	$ 5,243	$256,613	$4,858	$2,466
Capital lease obligations, including interest	6,878	2,825	3,372	679	2
Operating leases, including renewal option periods (2)	400,574	32,134	62,489	60,129	245,822
Construction in progress commitments	1,237	1,237	–	–	–
Other long-term obligations (3)	980	980	–	–	–
Liability for unrecognized tax benefits	7,776	–	7,776	–	–
Total contractual cash obligations	$686,625	$42,419	$330,250	$65,666	$248,290

(1) Our long-term debt may increase based on future acquisition activity. We will use our operating cash flow to repay existing long-term debt under our credit facility prior to its maturity date.

(2) Operating lease obligations do not include common area maintenance ("CAM"), insurance or tax payments for which the Company is also obligated. Total expense related to CAM, insurance and taxes for the 2008 fiscal year was approximately $3.6 million.

(3) Other long-term obligations consist of purchase price commitments that were contingent upon certain events. These obligations will be paid in 2009 and are expected to be funded through borrowing under our credit facility.

Management's Discussion and Analysis of Financial Condition and Results of Operations – (continued)

In addition, as of February 26, 2009, we had available under our revolving credit facility $50.0 million for acquisition borrowings.

Based upon our current operations and anticipated growth, we believe our operating cash flow and borrowing capacity will be adequate to meet our working capital and capital expenditure requirements for the next 12 to 18 months. In addition to acquiring and developing single ASCs, we may from time to time consider other acquisitions or strategic joint ventures involving other companies, multiple-center chains or networks of ASCs. Such acquisitions, joint ventures or other opportunities may require an amendment to our current credit facility or additional external financing. We cannot assure you that any required financing will be available, or will be available on terms acceptable to us.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 157, "*Fair Value Measurements*." SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and became effective for us beginning January 1, 2008. The adoption of SFAS No. 157 did not have an effect on our financial position, results of operations or cash flows. Additional footnote disclosure has been provided that describes the measurement methods applied to assets and liabilities that are measured on a recurring basis.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities."* SFAS No. 159 allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument by instrument basis, is typically irrevocable once elected. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and became effective for us on January 1, 2008. The impact of the adoption of SFAS No. 159 did not have a material effect on our financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51."* SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, changes in a parent's ownership of a noncontrolling interest, calculation and disclosure of the consolidated net income attributable to the parent and the noncontrolling interest, changes in a parent's ownership interest while the parent retains its controlling financial interest and fair value measurement of any retained noncontrolling equity investment. SFAS No. 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The adoption of SFAS No. 160 will result in changes in the presentation of our financial position, primarily due to reclassification of minority interest to a component of shareholders' equity, but is not expected to have a material effect on our results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141R, *"Business Combinations,"* which replaces SFAS No. 141, *"Business Combinations."* SFAS No. 141R retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141R defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date the acquirer achieves control. SFAS No. 141R will require an entity to record separately from the business combination the direct costs, where previously these costs were included in the total allocated cost of the acquisition. SFAS No. 141R will require an entity to recognize the assets acquired, liabilities assumed and any noncontrolling interest in the acquired business at the acquisition date, at their fair values as of that date. This compares to the cost allocation method previously required by SFAS No. 141. SFAS No. 141R will require an entity to recognize as an asset or liability at fair value for certain contingencies, either contractual or non-contractual, if certain criteria are met. Finally, SFAS No. 141R will require an entity to recognize contingent consideration at the date of acquisition, based on the fair value at that date. SFAS No. 141R will be effective for business combinations completed on or after the first annual reporting period beginning on or after December 15, 2008. Early adoption of this standard is not permitted and the standards are to be applied prospectively only. Upon adoption of this standard, there would be no impact to our results of operations and financial condition for acquisitions previously completed. Once adopted, we anticipate that the goodwill recorded in connection with future acquisitions will be significantly greater than the goodwill currently recorded under SFAS No. 141, and the amount of noncontrolling interest, or minority interest as it is currently referred to on our consolidated balance sheet, will correspondingly increase. The adoption of SFAS No. 141R is not expected to have a material effect on our results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, "*Disclosures about Derivative Instruments and Hedging Activities.*" SFAS No. 161 is intended to enhance the current disclosure framework in SFAS No. 133 by requiring that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. This disclosure better conveys the purpose of derivative use in terms of risks that the entity is intending to manage. SFAS No. 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008 and will become effective for us beginning with the first quarter of 2009. We do not expect the impact of the adoption of SFAS No. 161 to have a material effect on our financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosures About Market Risk

We are subject to market risk from exposure to changes in interest rates based on our financing, investing and cash management activities. We utilize a balanced mix of maturities along with both fixed-rate and variable-rate debt to manage our exposures to changes in interest rates. Our debt instruments are primarily indexed to the prime rate or LIBOR. We entered into an interest rate swap agreement in April 2006 in which $50.0 million of the principal amount outstanding under the revolving credit facility will bear interest at a fixed-rate of 5.365% for the period from April 28, 2006 to April 28, 2011. Interest rate changes would result in gains or losses in the market value of our debt portfolio due to differences in market interest rates and the rates at the inception of the debt agreements. Based upon our indebtedness at December 31, 2008, a 100 basis point interest rate change would impact our pre-tax net income and cash flow by approximately $2.1 million annually. Although there can be no assurances that interest rates will not change significantly, we do not expect changes in interest rates to have a material effect on our income or cash flows in 2009.

The table below provides information as of December 31, 2008 about our long-term debt obligations based on maturity dates that are sensitive to changes in interest rates, including principal cash flows and related weighted average interest rates by expected maturity dates (in thousands, except percentage data):

	Years Ended December 31,							Fair Value at December 31,
	2009	2010	2011	2012	2013	Thereafter	Total	2008
Fixed rate	$5,398	$3,984	$ 53,191	$2,156	$1,425	$ 785	$ 66,939	$ 63,321
Average interest rate	6.7%	6.7%	5.4%	6.0%	6.0%	6.2%		
Variable rate	$1,403	$1,178	$200,198	$ 942	$ 495	$1,481	$205,697	$193,373
Average interest rate	5.4%	5.5%	3.8%	5.9%	6.1%	6.5%		

The difference in maturities of long-term obligations and overall increase in total borrowings from 2007 to 2008 principally resulted from our borrowings associated with acquisitions of surgery centers. The average interest rates on these borrowings at December 31, 2008 remained consistent as compared to December 31, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
AmSurg Corp.
Nashville, Tennessee

We have audited the accompanying consolidated balance sheets of AmSurg Corp. and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109,* effective January 1, 2007, which resulted in the Company changing the method in which it accounts for uncertainties in income taxes.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 26, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Nashville, Tennessee
February 26, 2009

AmSurg Corp.
Consolidated Balance Sheets
December 31, 2008 and 2007
(Dollars in thousands)

	2008	2007
Assets		
Current assets:		
Cash and cash equivalents	$ 31,548	$ 29,953
Accounts receivable, net of allowance of $11,757 and $8,310, respectively	63,602	61,284
Supplies inventory	8,083	6,882
Deferred income taxes (note 9)	1,378	1,354
Prepaid and other current assets (note 6)	17,223	18,509
Current assets held for sale (note 2)	25	–
Total current assets	121,859	117,982
Long-term receivables and other assets (note 2)	46	1,653
Property and equipment, net (notes 3, 5 and 7)	111,884	104,874
Intangible assets, net (notes 2 and 4)	671,914	557,125
Long-term assets held for sale (note 2)	176	–
Total assets	$905,879	$781,634
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion of long-term debt (note 5)	$ 6,801	$ 5,781
Accounts payable	14,240	12,703
Accrued salaries and benefits (note 6)	12,040	12,415
Other accrued liabilities	3,246	2,291
Income taxes payable	–	1,000
Current liabilities held for sale (note 2)	35	–
Total current liabilities	36,362	34,190
Long-term debt (notes 2 and 5)	265,835	216,822
Deferred income taxes (note 9)	54,758	41,990
Other long-term liabilities (notes 2, 6 and 9)	22,416	15,401
Commitments and contingencies (notes 2, 5, 7, 10 and 12)		
Minority interest	66,079	62,006
Preferred stock, no par value, 5,000,000 shares authorized, no shares issued or outstanding (note 8)	–	–
Shareholders' equity:		
Common stock, no par value 70,000,000 shares authorized, 31,342,241 and 31,202,629 shares outstanding, respectively (note 8)	177,624	172,536
Deferred compensation	(5,432)	(3,916)
Retained earnings, net of ($634) cumulative adjustment to beginning retained earnings on January 1, 2007 for change in accounting for uncertainties in income taxes	291,088	244,042
Accumulated other comprehensive loss, net of income taxes (notes 5 and 6)	(2,851)	(1,437)
Total shareholders' equity	460,429	411,225
Total liabilities and shareholders' equity	$905,879	$781,634

See accompanying notes to the consolidated financial statements.

AmSurg Corp.
Consolidated Statements of Earnings
Years Ended December 31, 2008, 2007 and 2006
(In thousands, except earnings per share)

	2008	2007	2006
Revenues	$600,655	$518,311	$441,438
Operating expenses:			
Salaries and benefits (note 10)	173,588	152,332	131,942
Supply cost	70,664	59,930	51,251
Other operating expenses (note 10)	125,064	106,223	87,206
Depreciation and amortization	20,876	18,755	16,123
Total operating expenses	390,192	337,240	286,522
Operating income	210,463	181,071	154,916
Minority interest	118,550	103,153	89,530
Interest expense, net of interest income of $249, $535 and $568, respectively	9,938	9,568	7,386
Earnings from continuing operations before income taxes	81,975	68,350	58,000
Income tax expense (note 9)	32,463	26,584	22,521
Net earnings from continuing operations	49,512	41,766	35,479
Discontinued operations:			
(Loss) earnings from operations of discontinued interests in surgery centers, net of income tax (benefit) expense	(8)	2,079	2,723
(Loss) gain on disposal of discontinued interests in surgery centers, net of income tax (benefit) expense	(2,458)	330	(463)
Net (loss) earnings from discontinued operations	(2,466)	2,409	2,260
Net earnings	$ 47,046	$ 44,175	$ 37,739
Basic earnings per common share (note 7):			
Net earnings from continuing operations	$ 1.57	$ 1.36	$ 1.19
Net earnings	$ 1.49	$ 1.44	$ 1.27
Diluted earnings per common share:			
Net earnings from continuing operations	$ 1.55	$ 1.34	$ 1.17
Net earnings	$ 1.47	$ 1.42	$ 1.24
Weighted average number of shares and share equivalents outstanding (note 8):			
Basic	31,503	30,619	29,822
Diluted	31,963	31,102	30,398

See accompanying notes to the consolidated financial statements.

AmSurg Corp.
Consolidated Statements of Changes in Shareholders' Equity
Years Ended December 31, 2008, 2007 and 2006
(In thousands)

	Common Stock Shares	Common Stock Amount	Deferred Compensation	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2006	29,689	$131,856	$ –	$162,762	$ –	$294,618
Issuance of common stock	3	87	–	–	–	87
Stock options exercised	242	3,048	–	–	–	3,048
Share-based compensation	–	7,030	–	–	–	7,030
Tax benefit related to exercise of stock options	–	1,056	–	–	–	1,056
Comprehensive income:						
Net earnings	–	–	–	37,739	–	37,739
Loss on interest rate swap, net of income tax benefit of $303	–	–	–	–	(470)	(470)
Total comprehensive income	–	–	–	–	–	37,269
Balance at December 31, 2006	29,934	143,077	–	200,501	(470)	343,108
Cumulative adjustment to beginning retained earnings on January 1, 2007	–	–	–	(634)	–	(634)
Issuance of restricted common stock	200	4,616	(4,616)	–	–	–
Deferred compensation amortization	–	–	576	–	–	576
Cancellation of restricted common stock	(5)	(124)	124	–	–	–
Stock options exercised	1,074	17,661	–	–	–	17,661
Share-based compensation	–	3,984	–	–	–	3,984
Tax benefit related to exercise of stock options	–	3,322	–	–	–	3,322
Comprehensive income:						
Net earnings	–	–	–	44,175	–	44,175
Loss on interest rate swap, net of income tax benefit of $624	–	–	–	–	(967)	(967)
Total comprehensive income	–	–	–	–	–	43,208
Balance at December 31, 2007	31,203	172,536	(3,916)	244,042	(1,437)	411,225
Issuance of restricted common stock	147	3,662	(3,662)	–	–	–
Deferred compensation amortization	–	–	1,912	–	–	1,912
Cancellation of restricted common stock	(10)	(234)	234	–	–	–
Stock options exercised	519	9,970	–	–	–	9,970
Stock repurchased	(517)	(12,413)	–	–	–	(12,413)
Share-based compensation	–	2,798	–	–	–	2,798
Tax benefit related to exercise of stock options	–	1,305	–	–	–	1,305
Comprehensive income:						
Net earnings	–	–	–	47,046	–	47,046
Loss on interest rate swap, net of income tax benefit of $911	–	–	–	–	(1,414)	(1,414)
Total comprehensive income	–	–	–	–	–	45,632
Balance at December 31, 2008	31,342	$177,624	$(5,432)	$291,088	$(2,851)	$460,429

See accompanying notes to the consolidated financial statements.

AmSurg Corp.
Consolidated Statements of Cash Flows
Years Ended December 31, 2008, 2007 and 2006
(In thousands)

	2008	2007	2006
Cash flows from operating activities:			
Net earnings	$ 47,046	$ 44,175	$ 37,739
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Minority interest	118,550	103,153	89,530
Distributions to minority partners	(118,769)	(103,545)	(90,668)
Depreciation and amortization	20,876	18,755	16,123
Net loss on sale and impairment of long-lived assets	922	724	92
Share-based compensation	4,710	4,560	7,030
Excess tax benefit from share-based compensation	(1,351)	(3,322)	(1,070)
Deferred income taxes	14,729	8,063	5,918
Increase (decrease) in cash and cash equivalents, net of effects of acquisitions and dispositions, due to changes in:			
Accounts receivable, net	3,792	(2,300)	(1,939)
Supplies inventory	(83)	47	(391)
Prepaid and other current assets	2,344	(2,958)	(383)
Accounts payable	(1,904)	962	1,382
Accrued expenses and other liabilities	(487)	8,128	4,040
Other, net	552	2,929	4,618
Net cash flows provided by operating activities	90,927	79,371	72,021
Cash flows from investing activities:			
Acquisition of interest in surgery centers	(118,671)	(162,777)	(57,029)
Acquisition of property and equipment	(18,379)	(24,640)	(18,468)
Proceeds from sale of interests in surgery centers	3,812	5,433	1,076
Net repayment of long-term receivables	1,458	2,616	2,627
Net cash flows used in investing activities	(131,780)	(179,368)	(71,794)
Cash flows from financing activities:			
Proceeds from long-term borrowings	157,787	178,316	98,855
Repayment on long-term borrowings	(114,788)	(89,712)	(103,370)
Net proceeds from issuance of common stock	9,970	17,661	3,048
Purchase of common stock	(12,413)	–	–
Proceeds from capital contributions by minority partners	582	480	177
Excess tax benefit from share-based compensation	1,351	3,322	1,070
Financing cost incurred	(41)	(200)	(420)
Net cash flows provided by (used in) financing activities	42,448	109,867	(640)
Net increase (decrease) in cash and cash equivalents	1,595	9,870	(413)
Cash and cash equivalents, beginning of year	29,953	20,083	20,496
Cash and cash equivalents, end of year	$ 31,548	$ 29,953	$ 20,083

See accompanying notes to the consolidated financial statements.

AmSurg Corp.
Notes to the Consolidated Financial Statements

1. Summary of Significant Accounting Policies

a. Principles of Consolidation

AmSurg Corp. (the "Company"), through its wholly owned subsidiaries, owns majority interests, primarily 51%, in limited partnerships and limited liability companies ("LLCs") which own and operate ambulatory surgery centers ("centers"). The Company also has majority ownership interests in other limited partnerships and LLCs formed to develop additional centers. The consolidated financial statements include the accounts of the Company and its subsidiaries and the majority owned limited partnerships and LLCs in which the Company's wholly owned subsidiaries are the general partner or majority member. Consolidation of such limited partnerships and LLCs is necessary as the Company's wholly owned subsidiaries have 51% or more of the financial interest, are the general partner or majority member with all the duties, rights and responsibilities thereof, are responsible for the day-to-day management of the limited partnerships and LLCs and have control of the entities. The responsibilities of the Company's minority partners (limited partners and minority members) are to supervise the delivery of medical services, with their rights being restricted to those that protect their financial interests, such as approval of the acquisition of significant assets or the incurrence of debt that they are required to guarantee on a pro rata basis based upon their respective ownership interests. Intercompany profits, transactions and balances have been eliminated. All limited partnerships and LLCs and minority owners are referred to herein as partnerships and partners, respectively.

Surgery center profits are allocated to the Company's partners in proportion to their individual ownership percentages and reflected in the aggregate as minority interest. The partners of the Company's surgery center partnerships typically are organized as general partnerships, limited partnerships or limited liability companies that are not subject to federal income tax. Each partner shares in the pre-tax earnings of the surgery center in which it is a partner. Accordingly, the minority interest in each of the Company's partnerships is determined on a pre-tax basis and presented before earnings before income taxes in order to present that amount of earnings on which the Company must determine its tax expense. In addition, distributions from the partnerships are made to both the Company's wholly owned subsidiaries and the partners on a pre-tax basis.

As described above, the Company is a holding company and its ability to service corporate debt is dependent upon distributions from its partnerships. Positive operating cash flows of individual centers are the sole source of cash used to make distributions to the Company's wholly owned subsidiaries as well as to the partners, which the Company is obligated to make on a monthly basis in accordance with each partnership's partnership or operating agreement. Accordingly, distributions to the minority partners are included in the consolidated financial statements as a component of the Company's cash flows from operating activities.

The Company operates in one reportable business segment, the ownership and operation of ambulatory surgery centers.

b. Cash and Cash Equivalents

Cash and cash equivalents are comprised principally of demand deposits at banks and other highly liquid short-term investments with maturities of less than three months when purchased.

c. Supplies Inventory

Supplies inventory consists of medical and drug supplies and is recorded at cost on a first-in, first-out basis.

d. Prepaid and Other Current Assets

At December 31, 2008, prepaid and other current assets were comprised of prepaid insurance expense of $2,973,000, other prepaid expenses of $3,073,000, notes receivable of $1,667,000, short-term investments of $3,005,000, other current receivables of $4,824,000, income tax receivable of $1,021,000 and other current assets of

$660,000. At December 31, 2007, prepaid and other current assets were comprised of prepaid insurance expense of $2,714,000, other prepaid expenses of $2,730,000, current portion of notes receivable of $2,708,000, short-term investments of $4,198,000, other current receivables of $5,567,000 and other current assets of $592,000.

e. Property and Equipment, net

Property and equipment are stated at cost. Equipment held under capital leases is stated at the present value of minimum lease payments at the inception of the related leases. Depreciation for buildings and improvements is recognized under the straight-line method over 20 to 40 years or, for leasehold improvements, over the remaining term of the lease plus renewal options for which failure to renew the lease imposes a penalty on the Company in such an amount that a renewal appears, at the inception of the lease, to be reasonably assured. The primary penalty to which the Company is subject is the economic detriment associated with existing leasehold improvements which might be impaired if a decision is made not to continue the use of the leased property. Depreciation for movable equipment and software and software development costs is recognized over useful lives of three to ten years.

f. Intangible Assets

Goodwill

The Company applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill be evaluated for impairment at least on an annual basis; impairment of carrying value will be evaluated more frequently if certain indicators are encountered. SFAS No. 142 requires that goodwill be tested at the reporting unit level, defined as an operating segment or one level below an operating segment (referred to as a component), with the fair value of the reporting unit being compared to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired. The Company has determined that it has one operating, as well as one reportable, segment. For impairment testing purposes, the centers qualify as components of that operating segment. Because they have similar economic characteristics, the components are aggregated and deemed a single reporting unit. The Company completed its annual impairment test as required by SFAS No. 142 as of December 31, 2008, and determined that goodwill was not impaired.

Other Intangible Assets

Other intangible assets consist primarily of deferred financing costs of the Company and certain amortizable and non-amortizable non-compete and customer agreements. Deferred finance costs and amortizable non-compete agreements and customer agreements are amortized over the term of the related debt as interest expense and the contractual term or estimated life (five to ten years) of the agreements as amortization expense, respectively.

g. Other Long-Term Liabilities

Other long-term liabilities are primarily comprised of tax-effected unrecognized benefits (see note 1(j)), negative fair value of our interest rate swap and purchase price obligations.

h. Revenue Recognition

Center revenues consist of billing for the use of the centers' facilities (the "facility fee") directly to the patient or third-party payor and, in limited instances, billing for anesthesia services. Such revenues are recognized when the related surgical procedures are performed. Revenues exclude any amounts billed for physicians' surgical services, which are billed separately by the physicians to the patient or third-party payor.

Revenues from centers are recognized on the date of service, net of estimated contractual adjustments from third-party medical service payors including Medicare and Medicaid (see note 1(n)). During the years ended December 31, 2008, 2007 and 2006, the Company derived approximately 34%, 34% and 35%, respectively, of its revenues from Medicare and Medicaid. Concentration of credit risk with respect to other payors is limited due to the large number of such payors.

i. Operating Expenses

Substantially all of the Company's operating expenses relate to the cost of revenues and the delivery of care at the Company's surgery centers. Such costs primarily include the surgery centers' clinical and administrative salaries and benefits, supply cost, rent and other variable expenses, such as linen cost, repair and maintenance of equipment, billing fees and bad debt expense. Bad debt expense was approximately $17,169,000, $14,286,000 and $11,418,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

j. Income Taxes

The Company files a consolidated federal income tax return. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In June 2006, the Financial Accounting Standard Board ("FASB") issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of SFAS No. 109," which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provisions of FIN No. 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company adopted the provisions of FIN No. 48 on January 1, 2007. As of the adoption date, the Company had no unrecognized benefits that, if recognized, would affect its effective tax rate. Except for a cumulative adjustment in accordance with FIN No. 48, it is the Company's policy to recognize interest accrued and penalties, if any, related to unrecognized benefits as income tax expense in its statement of earnings. Approximately $1,101,000 of accrued interest was established as a FIN No. 48 liability on January 1, 2007 through a tax affected adjustment to beginning retained earnings of $634,000. Additionally, as of January 1, 2007, the Company reclassified approximately $4,868,000 from long-term deferred tax liability to other long-term liabilities to reflect the amount of its tax-effected unrecognized benefits.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal or state income tax examinations for years prior to 2003.

k. Earnings Per Share

Basic earnings per share is computed by dividing net earnings available to common shareholders by the combined weighted average number of common shares, while diluted earnings per share is computed by dividing net earnings available to common shareholders by the weighted average number of such common shares and dilutive share equivalents.

l. Fair Value of Financial Instruments

Cash and cash equivalents, receivables and payables are reflected in the financial statements at cost, which approximates fair value. Short-term investments are recorded at fair value of $3,005,000. The fair value of fixed-rate long-term debt, with a carrying value of $66,939,000, was $63,321,000 at December 31, 2008. The fair value of variable-rate long-term debt, with a carrying value of $205,697,000, was $193,373,000 at December 31, 2008.

m. Share-Based Compensation

Beginning January 1, 2006, the Company adopted SFAS No. 123R, "Share-Based Payment (Revised 2004)." This statement addresses the accounting for share-based payment transactions in which a company receives employee and non-employee services in exchange for the company's equity instruments or liabilities that are based on the fair value of the company's equity securities or may be settled by the issuance of these securities. SFAS No. 123R eliminates the ability to account for share-based compensation using Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and generally requires that such transactions be accounted for using a fair value method. The Company adopted SFAS No. 123R using the modified prospective method, which does not require restatement of prior periods, and applies the Black-Scholes method of valuation in determining share-based compensation expense. Prior to 2006, the Company accounted for its stock option plans in accordance with the provisions of APB Opinion No. 25 and related interpretations. Under APB Opinion No. 25, compensation expense was recorded on the date of grant if the current market price of the underlying stock exceeded the exercise price.

SFAS No. 123R also requires companies to calculate an initial "pool" of excess tax benefits available at the adoption date to absorb any tax deficiencies that may be recognized under SFAS No. 123R. The pool includes the net excess tax benefits that would have been recognized if the company had adopted SFAS No. 123, "Accounting for Stock-Based Compensation," for recognition purposes on its effective date. The Company elected to calculate the pool of excess tax benefits under the alternative transition method described in FASB Staff Position FAS No. 123R-3, "Transition Election to Accounting for Tax Effects of Share-Based Payment Awards."

SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under APB Opinion No. 25 and related interpretations. This requirement reduced the Company's net operating cash flows and increased its financing cash flows by $1,351,000, $3,322,000 and $1,070,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

As part of its SFAS No. 123R adoption, the Company examined concentrations of holdings, its historical patterns of option exercises and forfeitures as well as forward-looking factors, in an effort to determine if there were any discernable employee populations. From this analysis, the Company identified three employee populations, consisting of senior executives, officers and all other recipients.

The expected volatility rate applied was estimated based on historical volatility. The expected term assumption applied is based on contractual terms, historical exercise and cancellation patterns and forward-looking factors where present for each population identified. The risk-free interest rate used is based on the U.S. Treasury yield curve in effect at the time of the grant. The pre-vesting forfeiture rate is based on historical rates and forward-looking factors for each population identified. As required under SFAS No. 123R, the Company will adjust the estimated forfeiture rate to its actual experience. The Company is precluded from paying dividends under its credit facility, and therefore, there is no expected dividend yield.

n. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The determination of contractual and bad debt allowances constitutes a significant estimate. Some of the factors considered by management in determining the amount of allowances to establish are the historical trends of the centers' cash collections and contractual and bad debt write-offs, accounts receivable agings, established fee schedules, contracts with payors and procedure statistics. Accordingly, net accounts receivable at December 31, 2008 and 2007 reflect allowances for contractual adjustments of $94,053,000 and $79,937,000, respectively, and allowance for bad debt expense of $11,757,000 and $8,310,000, respectively.

o. Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements for fiscal years beginning after November 15, 2007 and became effective for the Company beginning January 1, 2008. The adoption of SFAS No. 157 did not have an effect on the Company's financial position, results of operations or cash flows. Additional footnote disclosure has been provided that describes the measurement methods applied to assets and liabilities that are measured on a recurring basis.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument by instrument basis, is typically irrevocable once elected. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and became effective for the Company on January 1, 2008. The impact of the adoption of SFAS No. 159 did not have a material effect on the Company's financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51." SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, changes in a parent's ownership of a noncontrolling interest, calculation and disclosure of the consolidated net income attributable to the parent and the noncontrolling interest, changes in a parent's ownership interest while the parent retains its controlling financial interest and fair value measurement of any retained noncontrolling equity investment. SFAS No. 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption of this standard is prohibited. The adoption of SFAS No. 160 will result in changes in the presentation of the Company's financial position, primarily due to reclassification of minority interest to a component of shareholders' equity, but is not expected to have a material effect on the Company's results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations," which replaces SFAS No. 141, "Business Combinations." SFAS No. 141R retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141R defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date the acquirer achieves control. SFAS No. 141R will require an entity to record separately from the business combination the direct costs, where previously these costs were included in the total allocated cost of the acquisition. SFAS No. 141R will require an entity to recognize the assets acquired, liabilities assumed and any noncontrolling interest in the acquired business at the acquisition date, at their fair values as of that date. This compares to the cost allocation method previously required by SFAS No. 141. SFAS No. 141R will require an entity to recognize as an asset or liability at fair value for certain contingencies, either contractual or non-contractual, if certain criteria are met. Finally, SFAS No. 141R will require an entity to recognize contingent consideration at the date of acquisition, based on the fair value at that date. SFAS No. 141R will be effective for business combinations completed on or after the first annual reporting period beginning on or after December 15, 2008. Early adoption of this standard is prohibited and the standards are to be applied prospectively only. Upon adoption of this standard, there would be no impact to the Company's results of operations and financial condition for acquisitions previously completed. Once adopted, the Company anticipates that the goodwill recorded in connection with future acquisitions will be significantly greater than the goodwill currently recorded under SFAS No. 141, and the amount of noncontrolling interest, or minority interest as it is currently referred to on the Company's consolidated balance sheet, will correspondingly increase. The adoption of SFAS No. 141R is not expected to have a material effect on the Company's results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities." SFAS No. 161 is intended to enhance the current disclosure framework in SFAS No. 133 by requiring that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. This disclosure better conveys the purpose of derivative use in terms of risks that the entity is intending to manage. SFAS No. 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008 and will become effective for the Company beginning with the first quarter of 2009. The adoption of SFAS No. 161 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

p. Reclassifications and Restatements

Certain prior year amounts have been restated to reflect discontinued operations as further discussed in note 2(c).

2. Acquisitions and Dispositions

a. Acquisitions

The Company, through wholly owned subsidiaries and in separate transactions, acquired a majority interest in 19 and 21 surgery centers during 2008 and 2007, respectively. Consideration paid for the acquired interests consisted of cash and purchase price obligations in 2008 and cash in 2007. Total acquisition price and cost in 2008 and 2007 was $118,671,000 and $162,777,000, respectively, of which the Company assigned $117,003,000 and $153,399,000, respectively, to goodwill and other non-amortizable intangible assets. The goodwill is expected to be fully deductible for tax purposes.

At December 31, 2008, the Company had contingent purchase price obligations of $580,000 related to a current year acquisition dependent upon certain requirements of the physician entity. The Company expects to fund the purchase price obligation in early 2009. At December 31, 2007, the Company had contingent purchase price obligations of $1,715,000, primarily related to six of its 2007 and 2006 acquisitions dependent upon final rulemaking by The Centers for Medicare and Medicaid Services, or CMS, related to a change in the rate setting methodology, payment rates, payment policies and the list of covered surgical procedures for ambulatory surgery centers. In July 2007, CMS announced a final rule to be effective January 1, 2008. The Company funded the purchase price obligations in January and February 2008 through long-term borrowings under the Company's credit facility (see note 5). The purchase price obligations were reflected as other long-term liabilities in the balance sheet as of December 31, 2007.

b. Pro Forma Information

The unaudited consolidated pro forma results for the years ended December 31, 2008 and 2007, assuming all 2008 and 2007 acquisitions had been consummated on January 1, 2007, are as follows (in thousands, except per share data):

	2008	2007
Revenues	$661,116	$634,995
Net earnings from continuing operations	53,707	49,015
Net earnings	51,241	51,424
Net earnings from continuing operations per common share:		
Basic	$ 1.70	$ 1.60
Diluted	$ 1.68	$ 1.58
Net earnings per common share:		
Basic	$ 1.63	$ 1.68
Diluted	$ 1.60	$ 1.65
Weighted average number of shares and share equivalents:		
Basic	31,503	30,619
Diluted	31,963	31,102

c. Dispositions

During 2008, the Company sold its interest in three surgery centers and began pursuing the sale of its interest in one additional center. This center's assets and liabilities have been classified as held for sale. In addition, the Company disposed of three non-operational centers as of December 31, 2008. The Company recognized an after-tax loss of $2,458,000 associated with these dispositions. During 2007, the Company sold its interest in three surgery centers and closed a center, recognizing a net after tax gain of $330,000. During 2006, the Company sold its interests in four surgery centers and recognized an after tax loss of $463,000. In the aggregate, the Company received $3,812,000 in cash and a secured note receivable of $885,000 associated with the 2008 transactions, $5,433,000 in cash associated with the 2007 transactions, and $1,076,000 in cash and a secured note receivable of $108,000 associated with the 2006 transactions. The Company's disposition of its interests in the surgery centers in 2008, 2007, and 2006 as described above resulted from management's assessment of the limited growth opportunities at these centers.

The results of operations of the 14 centers have been classified as discontinued operations and prior periods have been restated. Results of operations of the combined discontinued surgery centers for the years ended December 31, 2008, 2007 and 2006 are as follows (in thousands):

	2008	2007	2006
Revenues	$5,562	$19,134	$26,167
(Loss) earnings before income taxes	(13)	3,418	4,453
Net (loss) earnings	(8)	2,079	2,723

3. Property and Equipment

Property and equipment at December 31, 2008 and 2007 were as follows (in thousands):

	2008	2007
Land and improvements	$ 164	$ 164
Building and improvements	88,875	83,745
Movable equipment, software and software development costs	131,085	115,944
Construction in progress	4,913	3,431
	225,037	203,284
Less accumulated depreciation	113,153	98,410
Property and equipment, net	$111,884	$104,874

The Company capitalized interest in the amount of $96,000, $213,000 and $222,000 for the years ended December 31, 2008, 2007 and 2006, respectively. At December 31, 2008, the Company and its partnerships had unfunded construction and equipment purchases of approximately $1,237,000 in order to complete construction in progress. Depreciation expense for continuing and discontinued operations for the years ended December 31, 2008, 2007 and 2006 was $21,185,000, $19,516,000 and $17,315,000, respectively.

4. Intangible Assets

Amortizable intangible assets at December 31, 2008 and 2007 consisted of the following (in thousands):

	2008			2007		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Deferred financing cost	$2,744	($2,018)	$ 726	$2,703	($1,738)	$ 965
Customer and non-compete agreements	3,180	(1,418)	1,762	3,180	(1,218)	1,962
Total amortizable intangible assets	$5,924	($3,436)	$2,488	$5,883	($2,956)	$2,927

Amortization of intangible assets for the years ended December 31, 2008, 2007 and 2006 was $480,000, $453,000 and $349,000, respectively. Estimated amortization of intangible assets for the five years and thereafter subsequent to December 31, 2008 is $509,000, $508,000, $365,000, $223,000, $222,000 and $661,000.

The changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2007 are as follows (in thousands):

	2008	2007
Balance, beginning of year	$546,915	$397,147
Goodwill acquired during year	117,003	153,399
Goodwill disposed of during year	(2,225)	(3,631)
Balance, end of year	$661,693	$546,915

At December 31, 2008 and 2007, other non-amortizable intangible assets related to non-compete arrangements was $7,733,000 and $7,283,000, respectively.

5. Long-term Debt

Long-term debt at December 31, 2008 and 2007 was comprised of the following (in thousands):

	2008	2007
$300,000,000 credit agreement at prime, or LIBOR plus 0.50% to 1.50%, or a combination thereof (average rate of 2.64% at December 31, 2008), due July 2011.	$249,000	$201,000
Other debt at an average rate of 5.9%, due through 2024	17,445	17,786
Capitalized lease arrangements at an average rate of 7.4%, due through 2013 (see note 7)	6,191	3,817
	272,636	222,603
Less current portion	6,801	5,781
Long-term debt	$265,835	$216,822

The Company's revolving credit facility permits the Company to borrow up to $300,000,000 to, among other things, finance its acquisition and development projects and any future stock repurchase programs at an interest rate equal to, at the Company's option, the prime rate, or LIBOR plus 0.50% to 1.50%, or a combination thereof; provides for a fee of 0.15% to 0.30% of unused commitments; prohibits the payment of dividends; and contains certain covenants relating to the ratio of debt to net worth, operating performance and minimum net worth. Borrowings under the revolving credit facility mature in July 2011. At December 31, 2008, the Company had $249,000,000 outstanding under its revolving credit facility and was in compliance with all covenants.

Certain partnerships included in the Company's consolidated financial statements have loans with local lending institutions, included above in other debt, which are collateralized by certain assets of the centers with a book value of approximately $44,007,000. The Company and the partners have guaranteed payment of the loans in proportion to the relative partnership interests.

Principal payments required on long-term debt in the five years and thereafter subsequent to December 31, 2008 are $6,801,000, $5,162,000, $253,389,000, $3,098,000, $1,920,000 and $2,266,000.

The Company entered into an interest rate swap agreement in April 2006, the objective of which is to hedge exposure to the variability of the future expected cash flows attributable to the variable interest rate of a portion of the Company's outstanding balance under its revolving credit facility. The interest rate swap has a notional amount of $50,000,000. The Company pays to the counterparty a fixed-rate of 5.365% of the notional amount of the interest rate swap and receives a floating rate from the counterparty based on LIBOR. The interest rate swap matures in April 2011. In the opinion of management and as permitted by SFAS No. 133, *"Accounting for Derivative Investments and Hedging Activities,"* the interest rate swap (as a cash flow hedge) is a fully effective hedge. Payments or receipts of cash under the interest rate swap are shown as a part of operating cash flow, consistent with the interest expense incurred pursuant to the credit facility. At December 31, 2008, the swap had a negative fair value of $4,689,000 and is included as part of other long-term liabilities. The value of the swap represents the estimated amount the Company would have paid as of December 31, 2008 upon termination of the agreement based on a valuation obtained from the financial institution that is the counterparty to the interest rate swap agreement. The fair value of the interest rate swap decreased by $1,414,000 and $967,000, net of income taxes, for the years ended December 31, 2008 and 2007, respectively, and accordingly, accumulated other comprehensive loss, net of income taxes, was $2,851,000 and $1,437,000 at December 31, 2008 and 2007, respectively.

6. Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements."* This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and became effective for the Company beginning January 1, 2008, except for disclosures of non-financial assets and liabilities, which were delayed by FASB Staff Position No. 157-2, *"Fair Value Measurements,"* until January 1, 2009.

In determining the fair value of assets and liabilities that are measured on a recurring basis, the following measurement methods were applied as of December 31, 2008 in accordance with SFAS No. 157 and were commensurate with the market approach (in thousands):

		Fair Value Measurements at Reporting Date Using:		
	December 31, 2008	**Quoted Prices in Active Markets for Identical Assets**	**Significant Other Observable Inputs**	**Significant Unobservable Inputs**
Assets:				
Supplemental executive retirement savings plan investments	$3,005	$ –	$3,005	$ –
Liabilities:				
Supplemental executive retirement savings plan obligations	$2,916	$ –	$2,916	$ –
Interest rate swap agreement	4,689	–	4,689	–
Total liabilities	$7,605	$ –	$7,605	$ –

The supplemental executive retirement savings plan investments and obligations are included in prepaid and other current assets and accrued salaries and benefits, respectively. The interest rate swap agreement is included in other long-term liabilities.

7. Leases

The Company has entered into various building and equipment operating leases and equipment capital leases for its surgery centers in operation and under development and for office space, expiring at various dates through 2029. Future minimum lease payments, including payments during expected renewal option periods, at December 31, 2008 were as follows (in thousands):

Year Ended December 31,	Capitalized Equipment Leases	Operating Leases
2009	$2,825	$ 32,134
2010	1,937	31,529
2011	1,435	30,960
2012	581	30,454
2013	98	29,675
Thereafter	2	245,822
Total minimum rentals	6,878	$400,574
Less amounts representing interest at rates ranging from 2.5% to 10.1%	687	
Capital lease obligations	$6,191	

At December 31, 2008, equipment with a cost of approximately $7,989,000 and accumulated depreciation of approximately $2,090,000 was held under capital leases. The Company and the partners in the partnerships have guaranteed payment of certain of these leases. Rental expense for operating leases for the years ended December 31, 2008, 2007 and 2006 was approximately $32,782,000, $28,003,000 and $24,173,000, respectively (see note 10).

8. Shareholders' Equity

a. Common Stock

In September 2008, the Company's board of directors authorized a stock repurchase program for up to $25,000,000 of the Company's outstanding common stock over the next 12 months. The primary intent of the program is to mitigate the dilutive effect of shares issued pursuant to the Company's stock incentive plans. During the three months ended December 31, 2008, the Company purchased 517,052 shares of the Company's common stock for approximately $12,413,000, at an average price of $24 per share.

b. Shareholder Rights Plan

In 1999, the Company's Board of Directors adopted a shareholder rights plan and declared a distribution of one stock purchase right for each outstanding share of the Company's common stock to shareholders of record on December 16, 1999 and for each share of common stock issued thereafter. Each right initially entitles its holder to purchase one one-hundredth of a share of Series C Junior Participating Preferred Stock, at $48, subject to adjustment. With certain exceptions, each right will become exercisable only when a person or group acquires, or commences a tender or exchange offer for, 20% or more of the Company's outstanding common stock. Rights will also become exercisable in the event of certain mergers or asset sales involving more than 50% of the Company's assets or earning power. Upon becoming exercisable, each right will allow the holder (other than the person or group whose actions triggered the exercisability of the rights), under specified circumstances, to buy either securities of the Company or securities of the acquiring company (depending on the form of the transaction) having a value of twice the then current exercise price of the rights. The rights expire on December 2, 2009.

c. Earnings per Share

The following is a reconciliation of the numerator and denominators of basic and diluted earnings per share (in thousands, except per share amounts):

	Earnings (Numerator)	Shares (Denominator)	Per Share Amount
For the year ended December 31, 2008:			
Net earnings from continuing operations per share (basic):	$49,512	31,503	$1.57
Effect of dilutive securities options	–	460	
Net earnings from continuing operations (diluted)	$49,512	31,963	$1.55
Net earnings per common share (basic):	$47,046	31,503	$1.49
Effect of dilutive securities options	–	460	
Net earnings per common share (diluted)	$47,046	31,963	$1.47
For the year ended December 31, 2007:			
Net earnings from continuing operations per share (basic):	$41,766	30,619	$1.36
Effect of dilutive securities options	–	483	
Net earnings from continuing operations (diluted)	$41,766	31,102	$1.34
Net earnings per common share (basic):	$44,175	30,619	$1.44
Effect of dilutive securities options	–	483	
Net earnings per common share (diluted)	$44,175	31,102	$1.42
For the year ended December 31, 2006:			
Net earnings from continuing operations per share (basic):	$35,479	29,822	$1.19
Effect of dilutive securities options	–	576	
Net earnings from continuing operations (diluted)	$35,479	30,398	$1.17
Net earnings per common share (basic):	$37,739	29,822	$1.27
Effect of dilutive securities options	–	576	
Net earnings per common share (diluted)	$37,739	30,398	$1.24

d. Stock Incentive Plans

In May 2006, the Company adopted the AmSurg Corp. 2006 Stock Incentive Plan. The Company also has options outstanding under the AmSurg Corp. 1997 Stock Incentive Plan, under which no additional options may be granted. Under these plans, the Company has granted restricted stock and non-qualified options to purchase shares of common stock to employees and outside directors from its authorized but unissued common stock. Restricted stock granted to outside directors vests over a two-year term and is restricted from trading for five years from the date of grant. Restricted stock granted to employees vests at the end of four years from the date of grant. The fair value of restricted stock is determined based on the closing bid price of the Company's common stock on the grant date.

Options are granted at market value on the date of the grant. Prior to 2007, granted options vested ratably over four years. Options granted in 2007 and 2008 vest four years from the grant date. Options have a term of ten years from the date of grant. At December 31, 2008, 2,659,030 shares were authorized for grant and 1,621,802 shares were available for future equity grants, including 616,306 for restricted stock.

In accordance with SFAS No. 123R, the Company recorded share-based expense of $4,710,000, $4,560,000 and $7,030,000 in 2008, 2007 and 2006, respectively. The total fair value of shares vested during the years ended December 31, 2008, 2007 and 2006, was $6,523,000, $5,729,000 and $5,946,000, respectively. Cash received from option exercises for the years ended December 31, 2008, 2007 and 2006 was approximately $9,970,000, $17,661,000 and $3,048,000, respectively, and the actual tax benefit realized for the tax deductions from option exercise of the share-based payment arrangements totaled approximately $1,549,000, $3,558,000 and $1,147,000 for the years ended December 31, 2008, 2007 and 2006, respectively. As of December 31, 2008, the Company had total compensation cost of approximately $8,262,000 related to non-vested awards not yet recognized, which the Company expects to recognize through 2012 and over a weighted-average period of 1.4 years.

A summary of the status of and changes for non-vested restricted shares for the two years ended December 31, 2008, is as follows:

	Number of Shares	Weighted Average Exercise Price
Non-vested shares at January 1, 2007	3,262	$26.19
Shares granted	199,795	23.11
Shares vested	(3,626)	25.27
Shares forfeited	(5,432)	22.84
Non-vested shares at December 31, 2007	193,999	23.13
Shares granted	147,724	24.79
Shares vested	(4,210)	24.94
Shares forfeited	(9,762)	24.01
Non-vested shares at December 31, 2008	327,751	$23.83

The Company estimated forfeiture rates of restricted stock of 3% and 8% for the years ended December 31, 2008 and 2007, respectively.

A summary of stock option activity for the three years ended December 31, 2008 is summarized as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding at December 31, 2005	3,838,181	$19.82	7.4
Options granted	1,171,532	21.50	
Options exercised with total intrinsic value of $2,926,000	(241,883)	12.64	
Options terminated	(178,298)	24.09	
Outstanding at December 31, 2006	4,589,532	20.46	7.1
Options granted	385,293	22.84	
Options exercised with total intrinsic value of $7,639,000	(1,074,334)	16.44	
Options terminated	(226,017)	23.22	
Outstanding at December 31, 2007	3,674,474	21.72	6.7
Options granted	203,911	24.75	
Options exercised with total intrinsic value of $3,947,000	(518,702)	19.25	
Options terminated	(83,880)	24.26	
Outstanding at December 31, 2008 with aggregate intrinsic value of $6,343,000	3,275,803	$22.23	6.1
Vest or expected to vest at December 31, 2008 with total intrinsic value of $6,260,870	3,177,529	$22.21	6.1
Exercisable at December 31, 2008 with total intrinsic value of $5,449,000	2,206,067	$21.77	5.2

The aggregate intrinsic value represents the total pre-tax intrinsic value received by the option holders on the exercise date or that would have been received by the option holders had all holders of in-the-money outstanding options at December 31, 2008 exercised their options at the Company's closing stock price on December 31, 2008.

Applied assumptions for the years ended December 31, 2008, 2007 and 2006 are presented below (dollars in thousands, except per share amounts):

	2008	2007	2006
Applied assumptions:			
Weighted average fair value of options at the date of grant	$ 8.20	$ 8.62	$ 7.61
Dividends	–	–	–
Expected term/life of options in years	5.1	4.9	4
Forfeiture rate for options	–	0.1	11.4%
Forfeiture rate for restricted stock	3.0%	3.0%	–
Average risk-free interest rate	2.7%	4.7	4.6%
Volatility rate	31.9%	34.2%	37.6%

9. Income Taxes

As discussed in note 1(j), the Company adopted FIN No. 48 on January 1, 2007. The initial application of FIN No. 48 to the Company's tax positions had a cumulative effect on the Company's shareholders' equity of $634,000 and deferred income tax liabilities decreased $4,868,000 and the liability for unrecognized tax benefits, including interest, increased by $5,969,000. A reconciliation of the beginning and ending amount of the liability associated with unrecognized tax benefits for the two years ended December 31, 2008 is as follows (in thousands):

	2008	2007
Balance at beginning of year	$5,569	$4,868
Additions for tax positions of current year	621	701
Balance at end of year	$6,190	$5,569

The total amount of unrecognized tax benefits that would affect our effective tax rate if recognized is zero.

The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. Upon adoption of FIN No. 48, the total amount of interest recognized on the balance sheet was approximately $1,101,000. Additional interest of $57,000 and $388,000 was recognized in the consolidated statement of earnings for the years ended December 31, 2008 and 2007, respectively, resulting in a total recognition of approximately $1,546,000 and $1,489,000 in the consolidated balance sheet at December 31, 2008 and 2007, respectively. No amounts for penalties have been recorded.

The Company's unrecognized tax benefits represent an amortization deduction which is temporary in nature. The Company believes that it is reasonably possible that the total amount of unrecognized tax benefits will increase $475,000 within the next 12 months due to continued amortization deductions.

The Company is subject to taxation in the U.S. and various states jurisdictions. The Company's tax years for 2005 through 2007 are subject to examination by the tax authorities. With few exceptions, the Company is no longer subject to U.S. federal or state and local tax examinations by tax authorities for years before 2005.

Total income taxes expense (benefit) for the years ended December 31, 2008, 2007 and 2006 was included within the following sections of the consolidated financial statements as follows (in thousands):

	2008	2007	2006
Income from continuing operations	$32,463	$26,584	$22,521
Discontinued operations	(933)	1,553	2,102
Shareholders' equity	(1,305)	(3,945)	(1,359)
Total	$30,225	$24,192	$23,264

Income tax expense from continuing operations for the years ended December 31, 2008, 2007 and 2006 was comprised of the following (in thousands):

	2008	2007	2006
Current:			
Federal	$20,042	$14,648	$14,840
State	4,038	2,892	3,015
Deferred	8,383	9,044	4,666
Income tax expense	$32,463	$26,584	$22,521

Income tax expense from continuing operations for the years ended December 31, 2008, 2007 and 2006 differed from the amount computed by applying the U.S. federal income tax rate of 35% to earnings before income taxes as a result of the following (in thousands):

	2008	2007	2006
Statutory federal income tax	$28,691	$23,922	$20,300
State income taxes, net of federal income tax benefit	2,440	2,674	2,466
Increase (decrease) in valuation allowances	1,153	(326)	61
Interest related to unrecognized tax benefits under FIN No. 48	57	224	–
Other	122	90	(306)
Income tax expense	$32,463	$26,584	$22,521

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2008 and 2007 were as follows (in thousands):

	2008	2007
Deferred tax assets:		
Allowance for uncollectible accounts	$ 1,348	$ 1,094
Accrued assets and other	1,280	748
State net operating loss	–	146
Valuation allowances	(676)	(170)
Total current deferred tax assets	1,952	1,818
Share-based compensation	5,490	4,195
Benefit of interest under FIN No. 48	655	615
Accrued liabilities and other	4,505	1,997
Property equipment, principally due to difference in depreciation	–	652
Operating and capital loss carryforwards	3,553	838
Valuation allowances	(2,547)	(668)
Total non-current deferred tax assets	11,656	7,629
Total deferred tax assets	13,608	9,447
Deferred tax liabilities:		
Prepaid expenses	574	464
Accrued liabilities and other	405	–
Property and equipment, principally due to differences in depreciation	724	–
Goodwill, principally due to differences in amortization	65,285	49,619
Total deferred tax liabilities	66,988	50,083
Net deferred tax liabilities	$53,380	$40,636

The net deferred tax liabilities at December 31, 2008 and 2007 were recorded as follows (in thousands):

	2008	2007
Current deferred income tax assets	$ 1,378	$ 1,354
Non-current deferred income tax liabilities	54,758	41,990
Net deferred tax liabilities	$53,380	$40,636

The Company has provided valuation allowances on its gross deferred tax asset related to capital and net operating losses to the extent that management does not believe that it is more likely than not that such asset will be realized. The net operating loss carryforwards will begin to expire in 2010.

10. Related Party Transactions

The Company leases space for certain surgery centers from its physician partners affiliated with its centers at rates that management believes approximate fair market value at the inception of the leases. Payments on these leases were approximately $14,235,000, $12,378,000 and $11,681,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company reimburses certain of its partners for salaries and benefits related to time spent by employees of their practices on activities of the centers. Total reimbursement of such salary and benefit costs totaled approximately $64,132,000, $53,374,000 and $44,045,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company believes that the foregoing transactions are in its best interests.

It is the Company's policy that all transactions by the Company with officers, directors, five percent shareholders and their affiliates be entered into only if such transactions are on terms no less favorable to the Company than could be obtained from unaffiliated third parties, are reasonably expected to benefit the Company and are approved by the Nominating and Corporate Governance Committee of the Company's Board of Directors.

11. Employee Benefit Programs

As of January 1, 1999, the Company adopted the AmSurg 401(k) Plan and Trust. This plan is a defined contribution plan covering substantially all employees of the Company and provides for voluntary contributions by these employees, subject to certain limits. Company contributions are based on specified percentages of employee compensation. The Company funds contributions as accrued. The Company's contributions for the years ended December 31, 2008, 2007 and 2006 were approximately $479,000, $416,000 and $335,000, respectively, and vest incrementally over four years.

As of January 1, 2000, the Company adopted the Supplemental Executive Retirement Savings Plan. This plan is a defined contribution plan covering all officers of the Company and provides for voluntary contributions of up to 50% of employee annual compensation. Company contributions are at the discretion of the Compensation Committee of the Board of Directors and vest incrementally over four years. The employee and employer contributions are placed in a Rabbi Trust and recorded in the accompanying consolidated balance sheets in prepaid and other current assets. Employer contributions to this plan for the years ended December 31, 2008, 2007 and 2006 were approximately $174,000, $130,000 and $365,000, respectively.

12. Commitments and Contingencies

The Company and its partnerships are insured with respect to medical malpractice risk on a claims-made basis. The Company also maintains insurance for general liability, director and officer liability and property. Certain policies are subject to deductibles. In addition to the insurance coverage provided, the Company indemnifies certain officers and directors for actions taken on behalf of the Company and its partnerships. Management is not aware of any claims against it or its partnerships which would have a material financial impact.

The Company's wholly owned subsidiaries, as general partners in the partnerships, are responsible for all debts incurred but unpaid by the partnership. As manager of the operations of the partnership, the Company has the ability to limit its potential liabilities by curtailing operations or taking other operating actions.

In the event of a change in current law that would prohibit the physicians' current form of ownership in the partnerships, the Company would be obligated to purchase the physicians' interests in substantially all of the Company's partnerships. The purchase price to be paid in such event would be determined by a predefined formula, as specified in the partnership agreements. The Company believes the likelihood of a change in current law, which would trigger such purchases, was remote as of December 31, 2008.

13. Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31 2008, 2007 and 2006 is as follows (in thousands):

	2008	2007	2006
Cash paid during the year for:			
Interest	$10,188	$9,961	$ 8,371
Income taxes, net of refunds	19,297	14,906	17,462
Non-cash investing and financing activities:			
Capital lease obligations incurred to acquire equipment	970	746	800
Notes received for sale of a partnership interest	885	–	108
Effect of acquisitions:			
Assets acquired, net of cash	134,512	178,882	62,723
Liabilities assumed	(14,861)	(16,105)	(5,694)
Notes payable and other obligations	(980)	–	–
Payment for assets acquired	$118,671	$162,777	$57,029

14. Subsequent Events

During January and February 2009, in three separate transactions and through one wholly-owned subsidiary, the Company acquired majority interests in three surgery centers for an aggregate purchase price of approximately $16,460,000, which was initially funded by borrowings under our credit facility.

Shareholder Information

Common Stock and Dividend Information

At February 25, 2009, there were approximately 13,000 holders of our common stock, including 214 shareholders of record. We have never declared or paid a cash dividend on our common stock. We intend to retain our earnings to finance the growth and development of our business and do not expect to declare or pay any cash dividends in the foreseeable future. The declaration of dividends is within the discretion of our Board of Directors, which will review this dividend policy from time to time. Presently, the declaration of dividends is prohibited by a covenant in our credit facility with lending institutions.

Quarterly Statement of Earnings Data (Unaudited)

The following table presents certain quarterly statement of earnings data for the years ended December 31, 2007 and 2008. The quarterly statement of earnings data set forth below was derived from our unaudited financial statements and includes all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation thereof. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year or predictive of future periods.

	2007				2008			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	(In thousands, except per share data)							
Revenues	$122,192	$126,836	$127,801	$141,482	$ 145,729	$ 150,896	$ 150,884	$ 153,146
Net earnings from continuing operations before income taxes	15,922	16,668	16,949	18,811	19,391	20,705	20,423	21,456
Net earnings from continuing operations	9,591	10,436	10,372	11,367	11,619	12,448	12,583	12,862
Net earnings (loss) from discontinued operations	686	756	(382)	1,349	87	(1,204)	(199)	(1,150)
Net earnings	10,277	11,192	9,990	12,716	11,706	11,244	12,384	11,712
Diluted net earnings from continuing operations per common share	$ 0.31	$ 0.34	$ 0.33	$ 0.36	$ 0.37	$ 0.39	$ 0.39	$ 0.40
Diluted net earnings per common share	$ 0.34	$ 0.36	$ 0.32	$ 0.40	$ 0.37	$ 0.35	$ 0.38	$ 0.37
Market prices per share:								
High	$ 26.28	$ 25.25	$ 26.79	$ 28.00	$ 29.76	$ 27.79	$ 28.93	$ 26.05
Low	$ 21.63	$ 22.76	$ 21.93	$ 22.60	$ 22.72	$ 21.96	$ 23.96	$ 17.91

Annual Shareholders' Meeting

The annual meeting of shareholders will be held on Thursday, May 21, 2009, at 8:00 a.m., Central, at the Company's corporate office.

Registrar and Transfer Agent

Computershare Shareholder Services, LLC
P.O. Box 43078
Providence, Rhode Island 02940-3078
800/568-3476

Corporate Office

AmSurg Corp.
20 Burton Hills Boulevard
Nashville, Tennessee 37215
615-665-1283

Form 10-K/Investor Contact

A copy of the AmSurg Corp. Annual Report on Form 10-K for fiscal 2008 (without exhibits) filed with the Securities and Exchange Commission is available from the Company at no charge. These requests and other investor contacts should be directed to Claire M. Gulmi, Executive Vice President, Chief Financial Officer and Secretary, at the Company's corporate office.

Company Information

Directors and Officers

Christopher A. Holden
President, Chief Executive Officer
and Director

Thomas G. Cigarran [1]
Chairman;
Chairman and former President and Chief Executive Officer, Healthways, Inc.,
healthcare services

James A. Deal [2][3]
Director;
President and Chief Executive Officer, Hospice Compassus,
healthcare services

Steven I. Geringer [1][3]
Director;
Former President and Chief Executive Officer, PCS Health Systems, Inc.,
pharmaceutical services

Claire M. Gulmi
Executive Vice President, Chief Financial Officer, Secretary and Director

Debora A. Guthrie [2][3]
Director;
President and Chief Executive Officer of the general partner of Capitol Health Partners, L.P.,
healthcare venture capital

Henry D. Herr [2]
Director;
Former Executive Vice President of Finance and Administration and Chief Financial Officer, Healthways, Inc.,
healthcare services

Kevin P. Lavender [1]
Director;
Senior Vice President of Corporate Healthcare Lending, Fifth Third Bank,
financial services

Ken P. McDonald
Director;
Past President and Chief Executive Officer

Bergein F. Overholt, M.D.
Director;
President, Gastrointestinal Associates, P.C.,
physician practice

David L. Manning
Executive Vice President and
Chief Development Officer

Phillip A. Clendenin
Senior Vice President, Corporate Services

Kevin D. Eastridge
Senior Vice President, Finance and
Chief Accounting Officer

Billie A. Payne
Senior Vice President, Operations

[1] Nominating and Corporate Governance Committee
[2] Audit Committee
[3] Compensation Committee

Common Stock Performance

The following graph compares the performance of our common stock with performance of a market index and a peer group index. The market index is the Center for Research in Security Prices Index for NASDAQ Stock Market (U.S. Companies) and the peer group index is the Center for Research in Security Prices Index for NASDAQ Health Services Stocks. The graph covers the period from December 31, 2003 through the end of fiscal 2008. The graph assumes that $100 was invested on January 1, 2003 in our common stock, the NASDAQ Index and the NASDAQ Health Services Index, and that all dividends were reinvested.

The graph is adjusted to reflect a three-for-two split of our common stock effective March 24, 2004.


AmSurg Common Stock
NASDAQ Stock Market (US)
NASDAQ Health Services Stocks
DOLLARS
250
200
150
100
50
December 31, 2003
December 31, 2004
December 31, 2005
December 31, 2006
December 31, 2007
December 31, 2008

	December 31, 2003	December 31, 2004	December 31, 2005	December 31, 2006	December 31, 2007	December 31, 2008
AMSG	100	117	90	91	107	92
NASDAQ	100	109	111	122	132	64
NASDAQ Health Services	100	126	173	173	226	165

AMSURG CORP.

20 Burton Hills Boulevard
Nashville, Tennessee 37215
615.665.1283

www.amsurg.com